UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Global Blue Group Holding AG

(Name of Subject Company)

Global Blue Group Holding AG

(Name of Person Filing Statement)

Registered Ordinary Shares, nominal value CHF 0.01 per share

Registered Series A Convertible Preferred Shares, nominal value CHF 0.01 per share

Registered Series B Convertible Preferred Shares, nominal value CHF 0.01 per share

(Title of Class of Securities)

H33700107

(CUSIP Number)

Jeremy Henderson-Ross

General Counsel

Zürichstrasse 38,

8306 Brüttisellen

Switzerland

+41 22 363 77 40

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Elizabeth A. Cooper

Mark C. Viera

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information

(a) Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) is Global Blue Group Holding AG, a stock corporation incorporated under the laws of Switzerland (“Global Blue,”). Global Blue’s principal executive offices are located at Zürichstrasse 38, 8306 Brüttisellen, Switzerland and its telephone number is + 41-22-363-77-40.

(b) Securities

The title of the class of equity securities to which this Schedule 14D-9 relates are the registered ordinary shares of Global Blue, nominal value CHF 0.01 per share (the “Global Blue Common Shares”), the registered Series A convertible preferred shares of Global Blue, nominal value CHF 0.01 per share (the “Global Blue Series A Shares”), and the registered series B convertible preferred shares of Global Blue, nominal value CHF 0.01 per share (“Global Blue Series B Shares” and, together with Global Blue Common Shares and Global Blue Series A Shares, “Global Blue Shares”). As of the close of business on March 14, 2025, there were (i) 210,317,792 Global Blue Common Shares issued and outstanding (including 10,951,622 Global Blue Common Shares held in treasury), (ii) 17,684,377 Global Blue Series A Shares issued and outstanding (including 236 Global Blue Series A Shares held in treasury), (iii) 23,124,705 Global Blue Series B Shares issued and outstanding, (iv) 6,151,964 Global Blue Common Shares issuable upon the exercise of outstanding options to acquire Global Blue Common Shares (the “Global Blue Share Options”), (v) 2,645,697 Global Blue Common Shares subject to issuance pursuant to granted and outstanding restricted share awards representing the right to vest in and be issued Global Blue Common Shares by Global Blue (“Global Blue Restricted Share Awards”) (in the case of performance-vesting Global Blue Restricted Share Awards, assuming deemed achievement of maximum performance), and (vi) 30,735,950 Global Blue Common Shares issuable on an as if exercised basis upon exercise of outstanding warrants to purchase Global Blue Common Shares (the “Global Blue Warrants”).

Item 2.	Identity and Background of Filing Person

(a) Name and Address

The name, address and telephone number of Global Blue, which is the person filing this Schedule 14D-9, are set forth above under “Item 1. Subject Company Information—Name and Address”.

(b) Tender Offer

This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2025 (together with any amendments and supplements thereto, the “Schedule TO”) by GT Holding 1 GmbH, a Swiss limited liability company (“Merger Sub”). The Schedule TO relates to the tender offer to acquire all of the outstanding Global Blue shares at an offer price in cash, without interest, to the shareholders of Global Blue (the “Offer Consideration”), of (i) $7.50 per Global Blue Common Share, (ii) $10.00 per Global Blue Series A Share, and (iii) $11.81 per Global Blue Series B Share, in each case of (i) through (iii), subject to the terms and conditions set forth in the Offer to Purchase, dated March 21, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letters of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).

The Offer to Purchase and the Letters of Transmittal are being mailed to Global Blue’s shareholders, together with this Schedule 14D-9, and are filed as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C), and (a)(1)(D), hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Transaction Agreement, dated as of February 16, 2025 (as it may be further amended or supplemented from time to time, the “Transaction Agreement”), between Global Blue and Shift4 Payments, Inc., a Delaware corporation (“Shift4”), and, from and after its execution and delivery of a joinder thereto on February 25, 2025, Merger Sub. A more complete description of the Transaction Agreement is set forth in Section 12 (The Transaction Agreement; Other Agreements—The Transaction Agreement) of the Offer to Purchase and a copy of the Transaction Agreement has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Transaction Agreement, Support Agreements, Letter Agreement, Cost Reimbursement Agreement and Confidentiality Agreement (each as defined below) and other agreements contemplated by the Transaction Agreement are collectively referred to as the “Transaction Documents.”

The obligation of Merger Sub (and Shift4’s obligation to cause Merger Sub) to accept for payment and pay for the Global Blue Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction or waiver of the conditions set forth in the Transaction Agreement (collectively, the “Offer Conditions”), including (i) that prior to the scheduled expiration of the Offer, there being validly tendered and not properly withdrawn a number of Global Blue Shares that, together with the Global Blue Shares, if any, then owned, directly or indirectly, by Shift4 or Merger Sub, represent at least 90% of all of the number of the Global Blue Shares outstanding as of the Acceptance Time (excluding any Global Blue Shares held, directly or indirectly, by Global Blue); (ii) that prior to the expiration of the Offer, no governmental entity of competent jurisdiction in certain applicable jurisdictions has enacted or promulgated any law or order (whether temporary, preliminary or permanent) to prohibit, restrain, enjoin or make illegal the consummation of the Offer that remains then in effect; (iii) that prior to the expiration of the Offer, each Required Approval (as defined in the Transaction Agreement) has been (A) obtained, received or deemed to have been received or (B) in the case of any applicable waiting period, such waiting period has terminated or expired, in each case, either unconditionally or subject only to conditions the satisfaction of which would not have a Burdensome Effect (as defined in the Transaction Agreement); (iv) that the Transaction Agreement has not been terminated in accordance with its terms; (v) prior to the expiration of the Offer, Global Blue has received the Required SFTA Tax Ruling (as defined in the Transaction Agreement) and (vi) those certain other conditions set forth in the Transaction Agreement.

The Transaction Agreement provides, among other things, that subject to the terms and conditions of the Transaction Agreement, including the satisfaction or waiver of all of the Offer Conditions, as soon as practicable after the Expiration Time (as defined below), Merger Sub will accept for payment all Global Blue Shares validly tendered and not properly withdrawn pursuant to the Offer immediately after the expiration of the Offer (and in any event no later than two business days after the expiration of the Offer (the date and time of such acceptance, the “Acceptance Time”) and Shift4 will cause the payment of the Offer Consideration for such Global Blue Shares promptly after (and, in any event, no later than the second business day after) the Acceptance Time. The initial expiration time of the Offer is one minute after 11:59 p.m., New York City time, on April 17, 2025, unless extended or earlier terminated as permitted by the Transaction Agreement (such time or such subsequent time to which the expiration of the Offer is extended in accordance with the Transaction Agreement, the “Expiration Time”).

Pursuant to the Transaction Agreement, at the Acceptance Time:

•

Each Global Blue Share Option that is unexercised and outstanding as of immediately prior to the Acceptance Time, whether vested or unvested, and that has an exercise price per Global Blue Common Share that is less than $7.50, will, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash from Shift4 immediately following the Acceptance Time (and in no event later than five days following the Acceptance Time) equal to the product, of (i) the number of Global Blue Common Shares subject to such Option as of immediately prior to the Acceptance Time multiplied by (ii) the excess, if any, of $7.50 over the per Global Blue Common Share exercise price of such Option, less applicable taxes and authorized deductions. Each Option with an exercise price per Global Blue Common Share equal to or greater than $7.50 will be cancelled at the Acceptance Time for no consideration.

•

Each Global Blue Restricted Share Award, or portion thereof, that vests as of immediately prior to the Acceptance Time (after giving effect to any accelerated vesting) (each, a “Vested Restricted Share Award”) will, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash from Shift4 immediately following the Acceptance Time (and in no event later than five days following the Acceptance Time) equal to the product, of (i) the number of Global Blue Common Shares subject to such Vested Restricted Share Award as of immediately prior to the Acceptance Time multiplied by (ii) $7.50, less applicable taxes and authorized deductions.

•

Each Global Blue Restricted Share Award or portion thereof that is not a Vested Restricted Share Award as of immediately prior to the Acceptance Time (each, an “Unvested Restricted Share Award”) will, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash from Shift4 equal to the product, of (i) the number of Global Blue Common Shares subject to such Unvested Restricted Share Award as of immediately prior to the Acceptance Time multiplied by (ii) $7.50, which resulting amount will vest and become payable at the same time as the Unvested Restricted Share Award from which such resulting amount was converted would have vested and been payable pursuant to its terms and will generally remain subject to the same terms and conditions as were applicable to such awards immediately prior to the Acceptance Time, including the holder’s continued service with Shift4 and its subsidiaries through the applicable vesting dates and any accelerated vesting terms and conditions that apply on termination of employment, except that no performance-based vesting metrics will apply from and after the Acceptance Time.

Within 10 business days from the date of the Acceptance Time, Shift4 will, or will cause one of its subsidiaries to, as applicable, make all payments to former holders of Global Blue Share Options and Global Blue Restricted Share Awards required and such payments will be made either directly to such holders or, with respect to any holders for which withholding tax is required pursuant to applicable law, through payroll. To the extent amounts are withheld or deducted, such withheld amounts will be treated as having been paid to such holders of Global Blue Share Options and Global Blue Restricted Share Awards.

At the Acceptance Time, each Global Blue Warrant that is outstanding immediately prior to the Acceptance Time will be treated in accordance with the terms of the Warrant Agreement between Far Point Acquisition Corporation and Continental Stock Transfer & Trust Company, dated as of June 11, 2018, as amended by the Warrant Assumption Agreement among Far Point Acquisition Corporation, Continental Stock Transfer & Trust Company and Global Blue, dated as of August 28, 2020.

As a result of the closing of the Offer, all drawn amounts under the Existing Finance Documents (as such term is defined in the Transaction Agreement, the “Existing Finance Documents”) will be fully repaid at the Acceptance Time and all outstanding commitments under the Existing Finance Documents will be canceled. Security taken in relation to Existing Finance Documents will be released at the Acceptance Time.

On the date that is the second business day after the satisfaction or waiver of certain conditions set forth in the Transaction Agreement, including the occurrence of the Acceptance Time, the execution of the Merger Agreement between Global Blue, Merger Sub and Shift4 (the “Merger Agreement”) and the approval of the Merger Agreement by the shareholder meeting of Global Blue and the sole quotaholder of Merger Sub, respectively, upon the registration of the Merger in the daily ledger of the Commercial Register of the Canton of Zurich (the “Effective Time”), Global Blue will consummate a statutory squeeze-out merger pursuant to which Global Blue will be merged with and into Merger Sub (the “Merger”), the separate corporate existence of Global Blue will cease and Merger Sub will continue as the surviving entity in the Merger and an indirect wholly owned subsidiary of Shift4 (the “Surviving Company”). The Merger will be governed by the Swiss Federal Act on Merger, Demerger, Transformation and Transfer of Assets of October 3, 2003 (as amended, “Swiss Merger Act”). The Merger will be effected so as to constitute a “merger” by absorption (Absorptionsfusion) as such term is understood under the Swiss Merger Act and (b) the Surviving Company will be deemed to be the “surviving company” (übernehmende Gesellschaft) in accordance with the Swiss Merger Act. Pursuant to Articles 22(1) and 21(3) of the Swiss Merger Act, from and after the Effective Time: (i) the Merger of Global Blue and Merger Sub and the vesting of their undertaking, property and assets and liabilities in the Surviving Company will become effective, (ii) the Surviving Company will continue to be liable for the obligations and liabilities of each of Global Blue (including, without limitation, obligations and liabilities under the Warrant Agreement) and Merger Sub, and (iii) Global Blue will be deleted from the Commercial Register without any winding up with liquidation of Global Blue within the meaning of Articles 736 et seq. of the Swiss Code of Obligations.

As used in this Schedule 14D-9, “Transactions” means the Offer, the Merger and the other transactions contemplated by the Transaction Agreement.

The foregoing summary of the Offer and Transaction Documents is qualified in its entirety by the descriptions contained in the Offer to Purchase, the terms of the Transaction Documents and the Letters of Transmittal.

According to the Offer to Purchase, the principal executive office of each of Shift4 and Merger Sub is 3501 Corporate Parkway, Center Valley, Pennsylvania 18034, and the telephone number at such principal office is (888) 276-2108.

Information relating to the Offer, including the Offer to Purchase, the Letters of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC’s website at www.sec.gov, or on the investor relations section of Global Blue’s website at https://ir.globalblue.com/news/default.aspx.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as set forth or incorporated by reference in this Schedule 14D-9 (including with respect to any material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Global Blue and any of its affiliates, on the one hand, and any of Global Blue’s executive officers, directors or affiliates, on the other hand, as set forth in Global Blue’s Annual Report on Form 20-F for the year ended March 31, 2024 filed with the SEC on June 5, 2024 (the “Annual Report”), filed as Exhibit (e)(3) hereto and incorporated herein by reference, in Item 7 thereof (Major Shareholders and Related-Party Transactions) in the section entitled “Related party transactions” and Note 39 to the financial statements included in Item 18 (Financial statements) thereof in the section titled “Related party transactions,” to Global Blue’s knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between (a) Global Blue or any of its affiliates, on the one hand, and (b) (i) any of Global Blue’s executive officers, directors or affiliates, or (ii) Shift4, Merger Sub or any of their respective executive officers, directors or affiliates, on the other hand.

The Global Blue board was aware of all such agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters as set forth in the section entitled “Item 4. The Solicitation or Recommendation—Reasons for Recommendation.”

(a) Arrangements between Global Blue and its Directors, Executive Officers and Affiliates

Global Blue’s directors and executive officers may be deemed to have interests in the Transaction Agreement and the transactions contemplated thereby, including the Offer, that are different from or in addition to those of Global Blue’s shareholders generally. The Global Blue board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Transaction Agreement and the transactions contemplated thereby and to recommend that the shareholders of Global Blue tender Global Blue Shares in the Offer.

Consideration for Shares Tendered Pursuant to the Offer

If Global Blue’s directors and executive officers who own Global Blue Shares tender their Global Blue Shares for purchase pursuant to the Offer, they will receive in the Offer the same Offer Consideration (as applicable) on the same terms and conditions as the other shareholders of Global Blue. If such directors and executive officers do not tender their Global Blue Shares for purchase pursuant to the Offer, but the Effective Time occurs and the Merger is consummated, such directors and executive officers will receive in exchange for their Global Blue Shares the same Offer Consideration (as applicable) on the same terms and conditions as the other shareholders of Global Blue.

As of March 14, 2025, the directors and the executive officers of Global Blue beneficially owned, in the aggregate, 6,373,961 Global Blue Shares, excluding Global Blue Shares issuable upon treatment of outstanding Global Blue Share Options or Global Blue Restricted Share Awards, which are set forth in the sections below entitled “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements between Global Blue and its Directors, Executive Officers and Affiliates—Treatment of Equity Awards,” “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements between Global Blue and its Directors, Executive Officers and Affiliates—Amendments to Global Blue Share Plans” and “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements between Global Blue and its Directors, Executive Officers and Affiliates—Letter Agreements with Executives Regarding Restricted Share Awards.” If the directors and executive officers were to tender all 6,373,961 of these Global Blue Shares for purchase pursuant to the Offer and those Global Blue Shares were accepted for purchase and purchased by Shift4, then the directors and executive officers would receive an aggregate of $48,875,822.50 in cash pursuant to tenders into the Offer.

The following table sets forth the number of Global Blue Shares beneficially owned as of March 14, 2025, by each of our directors and executive officers, excluding Global Blue Shares issuable upon exercise of outstanding Global Blue Share Options or the vesting of Global Blue Restricted Share Awards, and the aggregate cash consideration that would be payable for such Global Blue Shares pursuant to the Offer based on the Offer Consideration:

Name of Director or Executive Officer	Number of Global Blue Common Shares (#)	Number of Global Blue Series A Shares (#)	Total Number of Global Blue Shares	Implied Cash Consideration for Global Blue Shares ($)
Directors
Tom Farley	2,848,954	—	2,848,954	21,367,155.00
Eric Strutz	15,929	—	15,929	119,467.50
Eric Meurice	15,929	—	15,929	119,467.50

Executive Officers
Jacques Stern	1,323,229	151,468	1,474,697	11,438,897.50
Roxane Dufour	39,353	1,513	40,866	310,277.50
Jeremy Henderson-Ross	95,484	10,522	106,006	821,350.00
Tomas Mostany	146,095	28,389	174,484	1,379,602.50
Damian Cecchi	75,325	10,173	85,498	666,667.50
Pier Francesco Nervini	147,447	29,011	176,458	1,395,962.50
Laurent Delmas	133,464	13,717	147,181	1,138,150.00
Fabio Ferreira	236,722	29,382	266,104	2,069,235.00
Jeremy Taylor	116,109	15,576	131,685	1,026,577.50
Virginie Alem	32,433	—	32,433	243,247.50
Jorge Casal	704,391	138,695	843,086	6,669,882.50
Anamaria Tudor	14,651	—	14,651	109,882.50

Treatment of Equity Awards

Pursuant to the Transaction Agreement, at the Acceptance Time:

•

Each Global Blue Share Option that is unexercised and outstanding as of immediately prior to the Acceptance Time, whether vested or unvested, and that has an exercise price per Global Blue Common Share that is less than $7.50, will, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash from Shift4 immediately following the Acceptance Time (and in no event later than five days following the Acceptance Time) equal to the product of (i) the number of Global Blue Common Shares subject to such Global Blue Share Option as of immediately prior to the Acceptance Time multiplied by (ii) the excess, if any, of $7.50 over the per share exercise price of such Global Blue Share Option, less applicable taxes and authorized deductions. Each Global Blue Share Option with an exercise price per share equal to or greater than $7.50 will be cancelled at the Acceptance Time for no consideration.

•

Each Vested Restricted Share Award will, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash from Shift4 immediately following the Acceptance Time (and in no event later than five days following the Acceptance Time) equal to the product of (i) the number of Global Blue Common Shares subject to such Vested Restricted Share Award as of immediately prior to the Acceptance Time multiplied by (ii) $7.50, less applicable taxes and authorized deductions.

•

Each Unvested Restricted Share Award will, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash from Shift4 equal to the product of (i) the number of Global Blue Common Shares subject to such Vested Restricted Share Award as of immediately prior to the Acceptance Time multiplied by (ii) $7.50, which resulting amount will vest and become payable at the same time as the Unvested Restricted Share Award from which such resulting amount was converted would have vested and been payable pursuant to its terms and will generally remain subject to the same terms and conditions as were applicable to such awards immediately prior to the Acceptance Time, including the holder’s continued service with Shift4 and its subsidiaries through the applicable vesting dates and any accelerated vesting terms and conditions that apply on termination of employment, except that no performance-based vesting metrics will apply from and after the Acceptance Time.

The following table sets forth the number of Global Blue Common Shares underlying the outstanding Global Blue Share Options, Vested Restricted Share Awards and Unvested Restricted Share Awards held by the Company’s directors and executive officers, as applicable; and the estimated cash amounts that the Company’s directors and executive officers are eligible to receive (before deduction of applicable tax withholding) at the Acceptance Time in respect of such awards, in each case as of March 14, 2025.

Name of Director or Executive Officer	Number of Global Blue Common Shares Underlying Global Blue Share Options (#)	Number of Global Blue Common Shares Underlying Vested Restricted Share Awards (#)	Number of Global Blue Common Shares Underlying Unvested Restricted Share Awards (#)	Implied Cash Consideration for Global Blue Share Options, Vested Restricted Share Awards and Unvested Restricted Share Awards ($)
Directors
Eric Strutz	—	4,970	4,970	74,550.00
Eric Meurice	—	4,970	4,970	74,550.00

Executive Officers
Jacques Stern	2,450,729	481,303	—	4,863,253.50
Roxane Dufour	43,245	87,750	—	675,331.50
Jeremy Henderson-Ross	214,350	93,000	—	800,749.50
Tomas Mostany	321,525	45,250	49,500	865,501.50
Damian Cecchi	107,174	44,500	48,500	749,119.50
Pier Francesco Nervini	178,623	44,500	48,500	783,538.50
Laurent Delmas	285,802	44,500	48,500	835,171.50
Fabio Ferreira	285,802	47,000	51,000	872,671.50
Jeremy Taylor	71,452	37,250	41,500	625,041.00
Virginie Alem	71,637	43,250	48,000	710,188.50
Jorge Casal	—	39,000	42,500	611,250.00
Anamaria Tudor	14,292	23,000	26,500	378,132.00

The preceding calculations do not take into account any vesting, exercise or forfeiture of equity awards, nor any additional equity awards that may be granted, in each case, between March 14, 2025 and the Acceptance Time.

Transaction Bonus Agreements

In connection with entering into the Transaction Agreement, Global Blue Holding LP and SL Globetrotter LP (the “Specified Shareholders”) entered into transaction bonus agreements (each, a “Transaction Bonus Agreement”) with Jacques Stern and certain other executives and key employees, in recognition of their extraordinary efforts in connection with the Transaction and to incentivize them to continuously assist Global Blue through the successful consummation of the Transactions.

Pursuant to the Transaction Bonus Agreements, each eligible recipient is entitled to receive a transaction bonus equal to a cash lump sum amount (the “Transaction Bonus”), less applicable employee taxes and withholding taxes. The Transaction Bonus will be earned on the earlier to occur of (i) the consummation of the Merger (the “Merger Closing”) and (ii) the date that is 10 weeks after the Acceptance Time, in each case, subject to the applicable employee’s continued employment through such date without (A) giving a notice of resignation prior to the Acceptance Time or (B) receiving notice of the termination of his or her employment for cause prior to the Acceptance Time. Each Transaction Bonus, if earned, will be paid by the Specified Shareholders within 10 business days of the date on which it is earned, subject to conversion to local currency at the prevailing exchange rate.

The amount of the Transaction Bonus for Mr. Stern is €6,000,000. Roxane Dufour and Jeremy Henderson-Ross are each eligible to receive a Transaction Bonus of €900,000. Fabio Ferreira is eligible to receive a Transaction Bonus of €400,000. Virginie Alem is eligible to receive a Transaction Bonus of €260,000. Damian Cecchi, Laurent Delmas, Pier Francesco Nervini, and Tomas Mostany are each eligible to receive a Transaction Bonus of €250,000. Jeremy Taylor and Jorge Casal are each eligible to receive a Transaction Bonus of €100,000. Anamaria Tudor is eligible to receive a Transaction Bonus of €90,000. If an eligible recipient forfeits the right to receive his or her Transaction Bonus, an amount equal to that Transaction Bonus will be reallocated pro rata to the other Transaction Bonus recipients.

In addition to the Transaction Bonus, pursuant to the Transaction Bonus Agreements, if the Merger Closing does not occur on or prior to the 12-month anniversary of the Acceptance Time (the “Retention Bonus Expiration Time”), the Retention Bonus (as defined below) for each eligible recipient thereof will expire and be cancelled, and to the extent that such eligible recipient was otherwise entitled to the Retention Bonus as a result of satisfying all applicable conditions under the Retention Bonus Agreement (as defined and described below) through the Retention Bonus Expiration Time, such Retention Bonus will be replaced with a transaction bonus amount equal to the amount of such expired Retention Bonus (the “Second Transaction Bonus”), payable, subject to the same conditions as the original Retention Bonus, within 10 business days of the Retention Bonus Expiration Time.

The foregoing summary of the Transaction Bonus Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Transaction Bonus Agreements, filed as Exhibits (e)(4) - (e)(15) to this Schedule 14D-9 and incorporated herein by reference.

In connection with the Transaction Bonus Agreements, on February 16, 2025, Global Blue, Shift4, and the Specified Shareholders entered into a Cost Reimbursement Agreement (as defined below), pursuant to which (i) Shift4 agreed to reimburse the Specified Shareholders for the aggregate cost incurred by the Specified Shareholders in respect of the Transaction Bonuses in an aggregate amount of up to €10 million (which is inclusive of all employee taxes thereon) and, if applicable, the Second Transaction Bonuses in an aggregate amount of up to €10 million (which is inclusive of all employee taxes thereon), plus, in each case, the aggregate employer taxes and employer social security contributions thereon, in each case subject to certain terms and conditions agreed with the relevant managers of Global Blue, and (ii) the Specified Shareholders agreed to reimburse Global Blue for any expenses incurred by Global Blue in excess of a certain agreed upon amount, as set forth in further detail in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Merger Sub, Shift4 and their Affiliates—Cost Reimbursement Agreement.”

Retention Bonus Agreements

In connection with entering into the Transaction Agreement, Shift4 entered into retention bonus agreements (each, a “Retention Bonus Agreement”) with Mr. Stern and certain other members of the executive team to incentivize them to remain employed by and continuously assist Global Blue through the successful consummation of the Transactions and for a period of time thereafter. Pursuant to the Retention Bonus Agreements, each eligible recipient will be entitled to receive a cash lump sum amount (the “Retention Bonus”), less applicable taxes and withholding taxes, following the end of the 12-month period following the Acceptance Time (the “Retention Period”), subject to (i) the Merger Closing and (ii) continuous employment through the end of the Retention Period. If an eligible recipient provides notice of his or her voluntary resignation of employment prior to the end of the Retention Period, he or she will be considered continuously employed through the last day of such notice period for purposes of the Retention Bonus Agreement. To the extent an eligible recipient (i) provides notice of his or her voluntary resignation of employment and such notice period expires prior to the end of the Retention Period or (ii) receives notice of termination of his or her employment for cause during the Retention Period, such eligible recipient will forfeit any right to the Retention Bonus.

Subject to, and effective upon, the Merger Closing, Shift4 will cause Global Blue or the affiliate thereof that employs the applicable Retention Bonus recipient to amend such individual’s employment contract to incorporate his or her Retention Bonus entitlement.

If an eligible Retention Bonus recipient’s employment is terminated by Global Blue or the applicable affiliate without cause, or if Global Blue (or the applicable affiliate) does not implement the employment contract amendment described above within 30 business days following the Merger Closing, such Retention Bonus will become immediately due and payable in full. If such termination occurs prior to the end of the Retention Period, then any severance payments to such individual (excluding notice and non-competition payments) will be deemed to be included in the Retention Bonus and will not be paid in addition to the Retention Bonus.

The amount of the Retention Bonus for Mr. Stern is €4,000,000. Roxane Dufour and Jeremy Henderson-Ross are each eligible to receive a Retention Bonus of €1,100,000. Damian Cecchi, Fabio Ferreira, Laurent Delmas, Pier Francesco Nervini, Tomas Mostany, and Virginie Alem are each eligible to receive a Retention Bonus of €450,000. Jorge Casal is eligible to receive a Retention Bonus of €325,000. Jeremy Taylor is eligible to receive a Retention Bonus of €275,000. Anamaria Tudor is eligible to receive a Retention Bonus of €200,000. In the event that any eligible recipient forfeits the right to receive his or her Retention Bonus, an amount equal to that Retention Bonus will be reallocated as determined by Mr. Stern and Shift4 in good faith and payable at the end of the Retention Period. The foregoing summary of the Retention Bonus Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Retention Bonus Agreements, filed as Exhibits (e)(16) - (e)(27) to this Schedule 14D-9 and incorporated herein by reference.

Retention Bonus Letter Agreement

In connection with the Retention Bonus Agreements, the Specified Shareholders entered into a letter agreement (the “Retention Bonus Letter Agreement”) with Mr. Stern (as representative for the eligible recipients of Retention Bonuses), to govern the payment by the Specified Shareholders of an amount equal to each eligible recipient’s Retention Bonus to such eligible recipients in certain circumstances, notwithstanding the forfeiture of the right to receive his or her Retention Bonus under the terms of the Retention Bonus Agreements (as described above).

Pursuant to the Retention Bonus Letter Agreement, if Mr. Stern or another eligible Retention Bonus recipient is terminated for cause in circumstances other than as set out in the Retention Bonus Letter Agreement such that he or she does not receive his or her Retention Bonus, the Specified Shareholders will pay to such individual an amount equal to his or her Retention Bonus, less applicable taxes and withholding taxes.

Payment of the Retention Bonuses by the Specified Shareholders is subject to and conditional upon (i) the relevant individual disputing in good faith the termination of his or her employment by his or her employing entity promptly following termination, (ii) such individual and his or her employing entity failing to resolve the matter so disputed within 10 business days and (iii) such individual not receiving payment of his or her Retention Bonus from Shift4 or his or her employing entity in accordance with the Retention Bonus Agreements.

In the event that an individual has received or subsequently receives his or her Retention Bonus from Shift4 or his or her employing entity, (i) such individual is required to reimburse the Specified Shareholders for any payments made to him or her under the Retention Bonus Letter Agreement within five business days and (ii) Global Blue or the applicable employing entity is required to reimburse the Specified Shareholders within five business days for any employee taxes and employer taxes paid by the Specified Shareholders under the Retention Bonus Letter Agreement in respect of such individual.

Shift4 Retention Bonus Pool

In addition to the Retention Bonuses described above, Shift4 has set aside an aggregate cash amount of €10 million for purposes of allocating new retention bonuses (the “Shift4 Retention Bonuses”) to employees of the Company and its affiliates pursuant to retention bonus letters to be entered into between Shift4 and each selected recipient at the Merger Closing. The recipients of the Shift4 Retention Bonuses have not yet been determined.

Amendments to Global Blue Share Plans

Prior to the Acceptance Time, Global Blue amended the Global Blue’s Management Incentive Plan (Options) (the “Option Plan”) to provide for full vesting and cash settlement of Global Blue Share Options upon a Change of Control (as defined in the Option Plan) and for the cancellation of Global Blue Share Options with a per share exercise price equal to or greater than the price per share implied by such transaction. The foregoing summary of the amendment to the Option Plan does not purport to be complete and is qualified in its entirety by reference to the full text of the Option Plan amendment, filed as Exhibit (e)(28) to this Schedule 14D-9 and incorporated herein by reference.

Prior to the Acceptance Time, Global Blue amended the Global Blue’s Management Incentive Plan (RSAs) (the “RSA Plan”) to provide for (i) the cash settlement of Global Blue Restricted Share Awards upon a Change of Control (as defined in the RSA Plan, an “RSA Change of Control”) and (ii) the lapse of any performance conditions applicable to such Global Blue Restricted Share Awards upon an RSA Change of Control. The cash amount payable in respect of any Unvested Restricted Share Awards will be payable in accordance with the same terms and conditions as were applicable to such awards immediately prior to such RSA Change of Control, except that if a former holder’s employment is terminated for any reason other than Bad Reason (as defined in the RSA Plan), then the amount of cash that would have been payable on the next vesting date following such termination will be paid to such former holder on such vesting date as if such holder remained in continuous employment with Shift4 or one of its subsidiaries through such vesting date. The foregoing summary of the amendment to the RSA Plan does not purport to be complete and is qualified in its entirety by reference to the full text of the RSA Plan amendment, filed as Exhibit (e)(29) to this Schedule 14D-9 and incorporated herein by reference.

Letter Agreements with Executives Regarding Restricted Share Awards

Global Blue entered into letter agreements (the “RSA Letter Agreements”) with each of Global Blue’s executive officers regarding the treatment of their Global Blue Restricted Share Awards upon an RSA Change of Control involving Shift4. Pursuant to the RSA Letter Agreements, all performance conditions relating to such Global Blue Restricted Share Awards will be deemed satisfied upon such RSA Change of Control.

In addition, under the RSA Letter Agreements with each of Jacques Stern, Jeremy Henderson-Ross and Roxane Dufour, such executives’ Global Blue Restricted Share Awards will vest in full upon such RSA Change of Control and be settled in a cash lump sum amount equal to the product of (i) the number of Global Blue Common Shares subject to such vested Global Blue Restricted Share Awards and (ii) $7.50.

Under the RSA Letter Agreements with each of Anamaria Tudor, Damian Cecchi, Fabio Ferreria, Jeremy Taylor, Jorge Casal, Laurent Delmas, Pier Francesco Nervini, Tomas Mostany and Virginie Alem, effective as of the Acceptance Time:

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The next vesting tranche of such executives’ Global Blue Restricted Share Awards that would have otherwise vested in August 2025 or September 2025, as applicable, will vest upon such RSA Change of Control and be settled in a cash lump sum amount equal to the product of (i) the number of Global Blue Common Shares subject to such vested portion of the executive’s Global Blue Restricted Share Awards and (ii) $7.50. This amount will be paid as part of the monthly salary in the month following completion of the RSA Change of Control.

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The remaining unvested portion of the applicable executive’s Global Blue Restricted Share Awards will, effective upon such RSA Change of Control, be cancelled in exchange for the right to receive an amount in cash equal to the product of (i) the number of Global Blue Common

Shares subject to such unvested portion of the executive’s Global Blue Restricted Share Awards and (ii) $7.50. Such cash entitlement will be payable in accordance with the time-vesting schedule applicable to the original award, except if the executive’s employment terminates for any reason other than for Bad Reason (as defined in the RSA Plan) more than 12 months following such RSA Change of Control, the next tranche of such cash entitlement that would have become payable following the date of such termination would become immediately payable, and the remaining portion of such cash entitlement would be forfeited.

The aggregate cash payments with respect to Global Blue’s executive officers’ respective Global Blue Restricted Share Awards equal $10,904,460. The cash payment as set forth in the RSA Letter Agreements for the Global Blue Restricted Share Awards is as follows: Mr. Stern will receive a cash payment of $3,609,772.50; Roxane Dufour will receive a cash payment of $658,125.00; Tomas Mostany will receive a cash payment of $710,625.00; Jeremy Henderson-Ross, Damian Cecchi, Pier Francesco Nervini, and Laurent Delmas will receive a cash payment of $697,500.00; Fabio Ferreira will receive a cash payment of $735,000.00; Jeremy Taylor will receive a cash payment of $590,625.00; Virginie Alem will receive a cash payment of $684,375.00; Jorge Casal will receive a cash payment of $611,250.00; and Anamaria Tudor will receive a cash payment of $371,250.00. The foregoing summary of the RSA Letter Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the RSA Letter Agreements, filed as Exhibit (e)(30) - (e)(41) to this Schedule 14D-9 and incorporated herein by reference.

Indemnification of Directors and Officers

Swiss law authorizes a corporation to indemnify past and present directors and officers of the corporation and any other individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgement, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity, and the corporation may advance moneys to such indemnified persons.

The foregoing indemnification is prohibited under Swiss law unless (i) the individual acted honestly and in good faith with a view to the best interests of the corporation or, as the case may be, to the best interests of any other entity for which the individual acted as a director or officer or in a similar capacity at the corporation’s request and (ii) if the matter is a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

Global Blue’s Articles of Association provide that Global Blue is authorized to indemnify directors and officers.

The indemnification policy of Global Blue, which is incorporated by reference into agreements with its directors and certain executive officers, provides, among other things, that Global Blue will indemnify each such individual to the fullest extent permitted by law and as permitted by Swiss law from and against all judgements, penalties, fines or settlements to which he or she may be liable, and expenses that he or she may actually and reasonably incur, as a result of his or her actions in the exercise of his or her duties as director or officer. Global Blue may not indemnify such individual if, among other things, he or she did not act honestly and in good faith with a view to Global Blue’s best interests or his or her actions or omissions constitute an intentional or grossly negligent breach of his or her duties to Global Blue or its subsidiaries.

Global Blue maintains a directors and officers insurance policy that covers certain liabilities of directors and officers of Global Blue arising out of claims based on acts or omissions in their capacities as directors or officers.

Rule 14d-10 Matters

On February 16, 2025, the Global Blue board (excluding disinterested directors in accordance with Global Blue’s organizational regulations) authorized (by resolution) each Transaction Bonus, Retention Bonus and as well as the payment of any equity awards in connection with the Transactions pursuant to the Transaction Agreement (the foregoing, the “Compensation Arrangements”) as “an employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) of the Exchange Act for purposes of establishing the “non-exclusive safe harbour” with respect to the Compensation Arrangements pursuant to Rule 14d-10(d)(2) of the Exchange Act, including any negotiation, execution or amendment of the Compensation Arrangements and any related matters contemplated in the Transaction Agreement.

(b) Arrangements with Merger Sub, Shift4 and their Affiliates

Transaction Agreement

On February 16, 2025, Global Blue and Shift4 entered into the Transaction Agreement. Merger Sub became a party to the Transaction Agreement by way of a joinder dated as of February 25, 2025. The summary of the material provisions of the Transaction Agreement as set forth in Section 12 (The Transaction Agreement; Other Agreements—The Transaction Agreement) and the description of the conditions to the Offer as set forth in Section 16 (Conditions to the Offer) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Transaction Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Transaction Agreement has been filed as an exhibit to this Schedule 14D-9 to provide shareholders of Global Blue with information regarding its terms and is not intended to modify or supplement any rights of the parties under the Transaction Agreement. The Transaction Agreement and the summary of its terms contained in the Offer to Purchase filed by Merger Sub with the SEC on March 21, 2025 are incorporated herein by reference, and are not intended to provide any other factual information about Global Blue, Shift4, Merger Sub or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Transaction Agreement were made only for the purposes of the Transaction Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Transaction Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Transaction Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Transaction Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by Global Blue’s shareholders or Shift4’s stockholders. In reviewing the representations, warranties and covenants contained in the Transaction Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties, covenants or descriptions were not intended by the parties to the Transaction Agreement to be characterizations of the actual state of facts or conditions of Global Blue, Merger Sub, Shift4 or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the Transaction Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties, covenants or descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Global Blue and Shift4 publicly file.

Tender and Support Agreements

On February 16, 2025, as a condition and inducement to Shift4’s willingness to enter into the Transaction Agreement and to consummate the Offer, Shift4 entered into certain tender and support agreements (each, a “Support Agreement”, and collectively, the “Support Agreements”) with each of the following shareholders of Global Blue (i) SL Globetrotter, L.P., (ii) Global Blue Holding LP, (iii) Ant International Technologies (Hong Kong) Holding Limited, (iv) CK Opportunities Wolverine S.À.R.L., (v) Partners Group Private Equity (Master

Fund), LLC, (vi) Partner Group Barrier Reef, L.P., (vii) Partners Group Client Access 5 L.P. Inc., (viii) Tencent Mobility Limited and (ix) certain other investors of Global Blue management (each, a “Supporting Shareholder”, and together, the “Supporting Shareholders”), pursuant to which each Supporting Shareholder agreed, among other things, to tender its Global Blue Shares in the Offer and vote its Global Blue Shares at any meeting of the shareholders of Global Blue (i) for, among other things, the approval and adoption of the Board Modification (as defined in the Support Agreements) and any other proposal required for the consummation of the transactions contemplated by the Transaction Agreement, (ii) against any proposal or motion that would reasonably be expected to (A) directly result in a breach of any covenant, representation or warranty or any other obligation or agreement of Global Blue contained in the Transaction Agreement, or (B) result in any conditions to the Offer set forth in Annex C of the Transaction Agreement not being satisfied prior to 5:00 p.m., New York City time on September 30, 2025 (or February 16, 2026 if such end date is extended pursuant to the Transaction Agreement), (iii) against any change in the Global Blue board (other than the Board Modification or in the event of a director’s death or resignation, to fill the vacancy created thereby) and (iv) against any Company Takeover Proposal (as defined in the Transaction Agreement) and against any other action, agreement or transaction involving Global Blue that would reasonably be expected to materially impede, materially delay or prevent the consummation of the Offer.

Each Supporting Shareholder has agreed to certain other terms and conditions, including not to transfer, directly or indirectly, its Global Blue Shares and not to, directly or indirectly, solicit, initiate, propose, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or would reasonably be expected to lead to a Takeover Proposal, or take certain other restricted actions in connection therewith.

As of February 16, 2025, the Supporting Shareholders beneficially owned an aggregate of approximately 90% of the Global Blue Shares. Each Supporting Shareholder’s obligations under the applicable Support Agreement terminate as follows: (i)(A) immediately if prior to the date that is the later of (1) March 4, 2025 and (2) the fifth business day immediately following Shift4’s receipt of a final notice of a change of recommendation by the Global Blue board or a final notice of a Company Superior Proposal (as defined in the Transaction Agreement) with respect to a Company Takeover Proposal with respect to which Global Blue has delivered to Shift4, either a notice of Company Recommendation Change (as defined in the Transaction Agreement) or a notice of Company Superior Proposal, in each case, prior to 11:59 p.m., New York City time, on March 4, 2025 (in each case, subject to Shift4’s match and notice rights under the Transaction Agreement) (the “Applicable Period”), either (x) upon written notice by such Supporting Shareholder to Shift4, if there has been a change of recommendation of the Global Blue board or (y) upon termination of the Transaction Agreement by Shift4 following a change of recommendation by the Global Blue board or a termination by Global Blue in order to enter into a Company Superior Proposal substantially concurrently with the termination of the Transaction Agreement (the “Company Takeover Proposal Termination Right”), and (B) from and after the expiration of the Applicable Period, on the date that is (1) three months following the termination of the Transaction Agreement, if the Transaction Agreement is terminated in accordance by Shift4 following a change of recommendation by the Global Blue board or (2) five months following the termination of the Transaction Agreement, if the Transaction Agreement is terminated as a result of a material uncured breach by Global Blue that results from a willful breach by Global Blue in order to enter into a Company Superior Proposal substantially concurrently with the termination of the Transaction Agreement, (ii) immediately upon termination of the Transaction Agreement in any circumstance, other than those discussed in clause (i) above, (iii) immediately as of and following the Acceptance Time, or (iv) immediately, upon written notice by such Supporting Shareholder to Shift4, if there has been any modification, waiver or amendment to any provision of the Transaction Agreement that reduces or changes the form of Offer Consideration to be paid in respect of the Global Blue Shares (in each case, without such Supporting Shareholder’s prior written consent). Global Blue did not deliver a final notice of change of recommendation or final notice of Company Superior Proposal during the Applicable Period and accordingly each Supporting Shareholder’s Company Takeover Proposal Termination Right has expired in full.

Each Supporting Shareholder has entered into its respective Support Agreement solely in its capacity as a beneficial owner of Global Blue Shares and nothing in the applicable Support Agreement restricts any officer of director of the Global Blue board from taking any action in his or her capacity as an officer of member of the Global Blue board.

The summary of the material provisions of the Support Agreements as set forth in Section 12 (The Transaction Agreement; Other Agreements—Support Agreements) of the Offer to Purchase is incorporated herein by reference. The foregoing summary of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreements, filed as Exhibits (e)(42) – (e)(47) to this Schedule 14D-9 and incorporated herein by reference.

Letter Agreement

Concurrently with the execution and delivery of the Transaction Agreement, Global Blue entered into a letter agreement, dated as of February 16, 2025 (the “Letter Agreement”) with Rook Holdings, Inc., pursuant to which Rook Holdings, Inc. has agreed to undertake certain actions and cooperate with Global Blue and Shift4 to obtain the regulatory approvals, including making appropriate filings and notifications and executing any required documents or undertakings to the extent required from a controlling shareholder in its capacity as such.

The summary of the material provisions of the Letter Agreement as set forth in Section 12 (The Transaction Agreement; Other Agreements—The Letter Agreement) of the Offer to Purchase is incorporated herein by reference. The foregoing summary of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, filed as Exhibit (e)(48) to this Schedule 14D-9 and incorporated herein by reference.

Confidentiality Agreement

On November 1, 2024, Global Blue entered into a mutual non-disclosure agreement with Shift4 to conduct discussions concerning a potential strategic partnership or other business relationship between the parties (the “Confidentiality Agreement”).

Under the Confidentiality Agreement, Shift4 agreed, among other things, to keep certain non-public information concerning Global Blue confidential (subject to certain customary exceptions) until the earlier of two years from the date of the Confidentiality Agreement or the date of consummation of the transactions contemplated under the Transaction Agreement.

The summary of the material provisions of the Confidentiality Agreement as set forth in Section 12 (The Transaction Agreement; Other Agreements—The Confidentiality Agreement) of the Offer to Purchase is incorporated herein by reference. The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, filed as Exhibit (e)(49) to this Schedule 14D-9 and incorporated herein by reference.

Cost Reimbursement Agreement

On February 16, 2025, subject to, and conditioned upon, the execution and delivery of the Transaction Agreement and the closing of the Offer and the Merger, Global Blue, Shift4, and the Specified Shareholders entered into a cost reimbursement agreement (the “Cost Reimbursement Agreement”) pursuant to which (i) Shift4 agreed to reimburse the Specified Shareholders for the aggregate cost incurred by the Specified Shareholders in respect of the Transaction Bonuses in an aggregate amount of up to €10 million (which is inclusive of all employee taxes thereon) and, if applicable, the Second Transaction Bonuses in an aggregate amount of up to €10 million (which is inclusive of all employee taxes thereon), plus, in each case, the aggregate employer taxes and employer social security contributions thereon, in each case subject to certain terms and conditions agreed with the relevant managers of Global Blue), and (ii) the Specified Shareholders agreed to reimburse Global Blue for any expenses incurred by Global Blue in excess of a certain agreed upon amount.

The summary of the material provisions of the Cost Reimbursement Agreement as set forth in Section 12 (The Transaction Agreement; Other Agreements—The Cost Reimbursement Agreement) of the Offer to Purchase is incorporated herein by reference. The foregoing summary of the Cost Reimbursement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cost Reimbursement Agreement, filed as Exhibit (e)(50) to this Schedule 14D-9 and incorporated herein by reference.

Item 4.	The Solicitation or Recommendation

On February 16, 2025, the Global Blue board unanimously (by way of two separate resolutions, with the second vote excluding the interested directors who are either themselves holders of, or representatives of holders of, Global Blue Series A Shares or Global Blue Series B Shares) (a) determined that Transaction Agreement is in the best interest of, and fair to, Global Blue and its shareholders and declared that it is advisable for Global Blue to enter into the Transaction Agreement and to effect the transactions contemplated thereby, including the Board Modification, and authorized and approved the entry into, and adopted, the Transaction Agreement; (b) duly authorized and approved the Offer and the other transactions contemplated by the Transaction Agreement; and (c) recommended that the holders of Global Blue Shares accept the Offer and tender their Global Blue Shares in the Offer.

Accordingly, and for the reasons set forth in the section captioned “Item 4. The Solicitation or Recommendation—Reasons for Recommendation”, the Global Blue board, on behalf of Global Blue, unanimously recommends that Global Blue’s shareholders accept the Offer and tender their Global Blue Shares to Merger Sub pursuant to the Offer.

(a) Background of the Offer

As part of their ongoing consideration and evaluation of Global Blue’s long-term prospects and strategies, the Global Blue board and management regularly review the performance, strategy, competitive position, opportunities, and prospects of Global Blue in light of the then-current business and economic environments. The Global Blue board and management also monitor industry developments and the opportunities and challenges facing industry participants.

Since Global Blue completed its business combination with Far Point Acquisition Corporation in August 2020, these reviews have included assessing potential strategic alternatives aimed at maximizing Global Blue shareholder value. These assessments have included guidance and analysis from legal counsel and financial advisors, and the range of potential strategic alternatives that have been considered included business combinations, corporate finance and other capital markets transactions and remaining an independent, stand-alone company.

From time to time, in connection with these reviews, Jacques Stern, the chief executive officer of Global Blue, Thomas W. Farley, chairman of the Global Blue board, and Joseph Osnoss, a director on the Global Blue board and a managing partner of Silver Lake Group, L.L.C. (“Silver Lake”), have engaged in discussions with representatives of various potential counterparties and other industry participants regarding various potential strategic and commercial opportunities involving Global Blue.

In March 2021, Mr. Farley, Mr. Osnoss, Jared Isaacman, chief executive officer and a director on the board of directors of Shift4, and Taylor Lauber, president of Shift4, discussed, based solely on publicly available information, high-level performance, opportunities, and prospects of Global Blue. This included discussing a potential strategic transaction between Global Blue and Shift4. No price terms were discussed. On March 20, 2021, Global Blue and Shift4 entered into a confidentiality agreement which included standstill provisions which terminated on March 20, 2022. Following the initial meeting, representatives of Global Blue and Shift4 continued to engage in high-level discussions until May 2021. Shift4 did not make a proposal to acquire Global Blue at such time. The confidentiality agreement terminated on March 20, 2023.

Thereafter, the Global Blue board continued to explore potential value-maximizing transactions for Global Blue shareholders. In connection with these efforts, Global Blue formally engaged J.P. Morgan Securities LLC (“J.P. Morgan”) and J.P. Morgan Securities plc, pursuant to an engagement letter dated June 12, 2023 and effective April 6, 2023, to serve as Global Blue’s financial advisor in connection with Global Blue’s exploration of a potential strategic transaction. Global Blue selected J.P. Morgan to act as its financial advisor based on J.P. Morgan’s qualifications, expertise and reputation and its knowledge of the business and affairs of Global Blue and the broader industry in which it operates. At various times, directors of Global Blue also discussed certain potential strategic opportunities with Deutsche Bank Securities Inc. (“Deutsche Bank”), UBS AG London Branch (“UBS”), Oppenheimer & Co. (“Oppenheimer”), and PJT Partners LP (“PJT Partners”).

In June 2023, at the direction of the Global Blue board, representatives of J.P. Morgan contacted 14 potential counterparties, consisting of both strategic acquirers and financial sponsors, including Shift4 Payments, LLC, to assess their interest in potentially acquiring Global Blue. Nine counterparties, including Shift4 Payments, LLC, expressed interest in exploring a potential strategic transaction with Global Blue and entered into confidentiality agreements with Global Blue (which confidentiality agreements were similar in all material respects and included standstill provisions, all of which allow the counterparty to confidentially make a proposal to the Global Blue board about a strategic transaction) in order to receive access to certain non-public information regarding Global Blue.

Between June 2023 and October 2023, representatives of Global Blue shared certain non-public information regarding Global Blue and held meetings with seven counterparties considering a potential strategic transaction with Global Blue.

In August 2023, a representative of a financial sponsor (“Party A”) verbally indicated to J.P. Morgan its interest in exploring a potential strategic transaction at a price range of $6.00 to $6.50 per Global Blue common share, subject to shareholders affiliated with Silver Lake rolling over approximately 50% of their investment in Global Blue. Party A did not indicate price terms for the Global Blue Series A shares or the Global Blue Series B shares. Messrs. Stern, Farley and Osnoss evaluated the indicated price terms and determined, based on prior discussions among the Global Blue board, that Global Blue would be unwilling to enter into a strategic transaction with Party A on the basis of the indicative price terms. J.P. Morgan informed Party A that Global Blue would not be interested in pursuing a potential strategic transaction on the proposed terms. Party A did not propose any revised terms in response to J.P. Morgan’s communication.

On August 23, 2023, in response to a press report on August 15, 2023, which indicated that Global Blue was exploring a sale transaction, a representative of Tencent Mobility Limited (together with its affiliates, “Tencent”), contacted Mr. Stern and informed Mr. Stern of Tencent’s potential interest in engaging in a strategic transaction with Global Blue. On September 11, 2023, Global Blue and Tencent entered into a confidentiality agreement. The confidentiality agreement provided for standstill provisions which terminated nine months following its execution.

Also on August 23, 2023, the Global Blue board had a videoconference meeting with members of Global Blue senior management in attendance. At the meeting, the Global Blue board discussed the latest developments with respect to potential strategic opportunities for Global Blue, including in connection with the outreach by J.P. Morgan in June 2023.

As of October 2023, discussions with parties contacted by J.P. Morgan in connection with the June 2023 outreach, had ceased. Global Blue did not receive any offer or non-binding indication of interest from counterparties contacted in such outreach, including Shift4. Representatives of Global Blue and Shift4 spoke from time to time during the following months without engaging in any further discussions regarding a potential strategic transaction until September 2024.

On November 16, 2023, Tencent agreed to purchase 18.18 million Global Blue common shares at a price of $5.50 per share. Tencent’s investment represented approximately 8% of the total fully diluted share capital of Global Blue at the time. In connection with the transaction, Global Blue entered into a new credit agreement. The transactions are described in further detail on Form 6-K filed with the SEC on November 16, 2023.

In April 2024, a financial sponsor not contacted as part of J.P. Morgan’s outreach in June 2023 (“Party B”), contacted Mr. Osnoss to discuss a potential minority investment in Global Blue structured as both a primary investment in which Global Blue Series A shares held by Silver Lake would be redeemed and new shares would be issued by Global Blue to Party B and a secondary purchase by Party B of Global Blue common shares from Silver Lake. On May 1, 2024, Mr. Osnoss met with Party B in New York to discuss the potential transaction. On May 14, 2024, Global Blue and Party B entered into a confidentiality agreement. The confidentiality agreement contained a standstill provision. On October 30, 2024, Party B sent a term sheet to Silver Lake proposing to directly or indirectly purchase from Silver Lake Global Blue shares in an aggregate amount of $200 million at a price of $5.25 per Global Blue common share and certain contractual rights for the benefit of Party B, including director designation rights and restrictions on Silver Lake’s ability to transfer its Global Blue shares. Messrs. Stern, Farley and Osnoss, discussed the proposal. Silver Lake determined that it did not wish to engage in a transaction based on the proposed terms and the discussions with Party B ceased.

On August 30, 2024, representatives of Party A contacted Mr. Stern to set up a meeting and discuss a potential strategic transaction with Global Blue.

On September 16, 2024, Mr. Stern met representatives of Party A in London to explore Party A’s potential interest in a strategic transaction with Global Blue.

On September 19, 2024, in furtherance of the continued exploration of value maximizing transactions by the Global Blue board, Mr. Farley contacted Mr. Isaacman to solicit Shift4’s interest in exploring a potential strategic transaction with Shift4. In response to Mr. Farley’s outreach, Mr. Isaacman requested a meeting on behalf of Shift4 to discuss the latest developments with Global Blue.

On November 1, 2024, Messrs. Farley, Osnoss, Isaacman and Lauber and Luke Thomas, chief strategy officer of Shift4, met at the Silver Lake office in New York City to discuss, based solely on publicly available information, high-level performance, opportunities, and prospects of Global Blue. Mr. Isaacman expressed a potential interest in a strategic transaction with Global Blue but noted that Shift4 was also evaluating other strategic opportunities. Mr. Isaacman requested that Shift4 and Global Blue enter into a new confidentiality agreement to continue these discussions.

On November 6, 2024, Global Blue and Shift4 entered into a confidentiality agreement. The confidentiality agreement contained a standstill provision.

On November 9, 2024, Messrs. Farley and Isaacman discussed a potential strategic transaction between Global Blue and Shift4. Mr. Isaacman noted that Shift4 was considering and comparing a strategic transaction with Global Blue against other strategic opportunities available to Shift4.

On November 16, 2024, Messrs. Farley and Isaacman continued their preliminary discussions with respect to a potential strategic transaction between Global Blue and Shift4. Mr. Isaacman expressed Shift4’s interest in pursuing a transaction with Global Blue. Mr. Isaacman indicated that Shift4 was considering a price per share at or in excess of $7.00 per Global Blue common share and that any consideration payable in a potential transaction would be expected to be mostly cash and would include a stock consideration component. Mr. Isaacman did not provide any indication with respect to a specific price per share and Mr. Farley did not react to the preliminary considerations with respect to the share price.

On November 20, 2024, Mr. Farley met with Mr. Stern in Zurich to update him on the latest discussions with Shift4.

Also on November 20, 2024, Global Blue engaged Simpson Thacher & Bartlett LLP (“Simpson Thacher”) to serve as Global Blue’s legal counsel in connection with the potential transaction. Global Blue selected Simpson Thacher to act as its legal counsel based on Simpson Thacher’s qualifications, expertise, and reputation in executing mergers and acquisitions transactions and its knowledge of the business and affairs of Global Blue.

Also on November 20, 2024, Global Blue engaged the Swiss law firm Niederer Kraft Frey Ltd (“NKF”) to serve as Global Blue’s legal counsel in connection with the potential transaction. Global Blue selected NKF to act as its legal counsel based on NKF’s qualifications and expertise on mergers and acquisitions transactions involving Swiss companies in a U.S. context and its knowledge of the business and affairs of Global Blue.

On November 21, 2024, Mr. Isaacman sent an initial due diligence request list to Mr. Farley with respect to certain due diligence matters that Shift4 expected to discuss prior to submitting a non-binding indication of interest with respect to a potential transaction between Global Blue and Shift4.

On December 2, 2024, Messrs. Stern, Farley, Isaacman, Lauber, and Thomas discussed Global Blue’s responses to certain due diligence questions. The discussion was preceded by a written response on November 26, 2024.

On December 4, 2024, Shift4 submitted to Global Blue a non-binding indication of interest to the Global Blue board. The indication of interest proposed an acquisition by Shift4 of Global Blue in a cash-and-stock transaction at a price per Global Blue common share of $7.30, with 80% of the consideration to be paid in cash and 20% to be paid in Shift4 Class A common stock and stated that the potential transaction would not be subject to any financing contingency. Shift4 requested a 30-day period of exclusive negotiations with Global Blue to complete diligence and negotiate definitive agreements with respect to the transaction.

Following receipt of the non-binding indication of interest and prior to December 9, 2024, Mr. Farley and a representative of Silver Lake contacted the other directors on the Global Blue board to update them on the preliminary discussions with Shift4 and discuss the receipt of the non-binding indication of interest submitted by Shift4 at a price of $7.30 per Global Blue common share.

On December 6, 2024, Messrs. Farley and Isaacman discussed Shift4’s non-binding indication of interest. Mr. Farley conveyed his expectation that, after having discussed with other members of the Global Blue board, the Global Blue board would expect a price in excess of $7.30 per Global Blue common share and that Global Blue was not willing to grant Shift4 exclusivity on the basis of its non-binding indication of interest. Mr. Isaacman indicated a willingness to consider a transaction in a price range of $7.30 and $7.75 per Global Blue common share, and also expressed a desire of Shift4 for Global Blue shareholders, including Ant International Technologies (Hong Kong) Holding Limited (together with its affiliates, “Ant Group”), and Tencent, to consider using a portion of the transaction proceeds they would receive to invest in Shift4 Class A common stock. Following the meeting, Mr. Farley sent materials to Mr. Isaacman which reflected an implied purchase price of $10.00 for each Global Blue Series A share and between $11.72 and $11.90 for each Global Blue Series B share which were calculated, as of such time, based on the applicable provisions in the underlying voting and conversion agreements governing the Global Blue Series A shares and Global Blue Series B shares.

On December 7, 2024, Shift4 submitted to Global Blue a revised non-binding indication of interest to the Global Blue board which proposed an acquisition by Shift4 of Global Blue in a cash-and-stock transaction at a price per Global Blue common share between $7.30 and $7.75, with 80% of the consideration to be paid in cash and 20% to be paid in Shift4 Class A common stock. As an attachment to the non-binding indication of interest, Shift4 sent a preliminary due diligence request list to Global Blue, addressing commercial, financial, technology, legal, intellectual property, regulatory, human resources, and tax matters.

On December 9, 2024, the Global Blue board had a videoconference meeting with members of Global Blue senior management in attendance. At the meeting, the Global Blue board discussed the non-binding indication of interest received from Shift4 and the associated discussions between Shift4 and Global Blue relating to the potential transaction. Global Blue’s general counsel reviewed with the directors their directors’ duties under Swiss law with respect to the potential transaction. The Global Blue board also discussed potential strategic alternatives otherwise available to Global Blue and Shift4’s financial position and business, including the strategic rationale of Shift4 for acquiring Global Blue. Following discussion, the Global Blue board instructed Global Blue senior management to continue discussions and negotiations with representatives of Shift4 regarding the potential transaction and to grant Shift4 diligence access for a limited time. The Global Blue board further established an ad hoc committee, comprised of Messrs. Stern, Farley and Osnoss, and instructed such ad hoc committee to lead the negotiations with Shift4, among other reasons, in order to enhance efficiency of Global Blue’s negotiations of the potential transaction and because of the Global Blue board’s belief that these directors’ extensive deal-making experience and knowledge of Global Blue’s business would result in a transaction that would maximize shareholder value.

Later on December 9, 2024, following the meeting of the Global Blue board, Mr. Farley informed Mr. Isaacman that the Global Blue board had authorized the continued discussion and negotiation of a potential transaction between Global Blue and Shift4. Following such discussion, representatives of Global Blue and Shift4 had a further discussion about the potential transaction and diligence matters.

Following December 9, 2024, Messrs. Stern, Farley and Osnoss spoke regularly to coordinate on the negotiations with Shift4 and discuss the latest developments regarding the negotiations.

Beginning on December 10, 2024, Global Blue made available to Shift4 in a virtual data room certain due diligence information regarding Global Blue in order to facilitate Shift4’s due diligence review of Global Blue. In addition, from time to time, Global Blue provided Shift4 and its advisors certain due diligence information via email.

On December 12, 2024, Messrs. Farley, Osnoss and Lauber discussed potential synergies between Global Blue and Shift4, and Mr. Lauber also discussed Shift4’s desire to establish strategic partnerships with Tencent and Ant Group in connection with the potential transaction.

On December 15, 2024, the Global Blue board reviewed and approved the projections for fiscal years 2026 through 2028 for use by Shift4 in connection with the potential transaction.

Later on December 15, 2024, representatives of Global Blue made available to Shift4 the financial projections regarding its financial performance for fiscal years 2026 through 2028 that had been reviewed and approved by the Global Blue board earlier that day and which are summarized below under “Item 4. The Solicitation or Recommendation—Certain Financial Projections.”

On December 16, 2024, Mr. Stern and another member of Global Blue’s senior management held a virtual management presentation for Shift4 to discuss the business, financial results, and financial projections relating to Global Blue.

Later on December 16, 2024, Mr. Stern and a representative of Party A met again in London to discuss Party’s A interest in a potential strategic transaction with Global Blue. The representative of Party A stated that Party A expected to continue internal discussions in January 2025 with respect to exploring a potential strategic transaction with Global Blue. Party A did not subsequently contact Global Blue regarding a potential transaction.

Between December 16 and December 30, 2024, representatives of Shift4 and Global Blue and representatives of the parties’ respective advisors discussed commercial, financial, accounting, tax, legal, and information technology due diligence matters.

On December 17, 2024, Mr. Lauber contacted Mr. Osnoss and requested a call to discuss potential management incentives for Mr. Stern and the Global Blue executive management team to incentivize and retain management in connection with the proposed transaction between Shift4 and Global Blue.

On December 22, 2024, representatives of Global Blue spoke with representatives of IFBC AG (“IFBC”), Swiss financial advisor to Global Blue, regarding the potential transaction and certain valuation practices under Swiss law.

On December 23, 2024, Simpson Thacher sent an initial draft transaction agreement to Latham & Watkins LLP (“Latham”), legal counsel to Shift4 in the potential transaction. The draft transaction agreement included a go-shop period of 45 days, entitled the Global Blue board to change its recommendation as a result of an intervening event or a superior proposal and to terminate the transaction agreement to accept a superior proposal by a third party and contemplated that Global Blue would be required to pay a termination fee (the amount of which was not specified) in the event that the transaction agreement were terminated by Shift4 as a result of a change of recommendation of the Global Blue board or by Global Blue in order to enter into a definitive transaction agreement with respect to a superior proposal by a third party. The draft also proposed that the consideration would be payable in 80% cash and 20% Shift4 Class A common stock of $7.75 per Global Blue common share, $10.00 per Global Blue Series A share and $11.72 per Global Blue Series B share and that Shift4 would need to take all actions necessary to obtain required regulatory approvals. The transaction agreement contemplated the acquisition of Global Blue via one-step merger. In addition, the draft transaction agreement proposed that, concurrently with the execution of the transaction agreement, certain key shareholders of Global Blue would enter into voting and support agreements with Shift4.

On December 26, 2024, Messrs. Osnoss and Lauber discussed the Global Blue management team and potential incentive and retention structures, including transaction bonuses payable in connection with the consummation of the proposed transaction and retention bonuses payable following the consummation of the proposed transaction. Later that day, Mr. Osnoss updated Messrs. Stern and Farley by email regarding the discussions with Shift4 with respect to potential management incentive bonuses payable in connection with the proposed transaction.

On December 29, 2024, representatives of Simpson Thacher and Latham discussed acquisition structures for the potential transaction. Simpson Thacher and Latham discussed the potential of structuring the transaction as a tender offer, followed by a subsequent merger under Swiss law.

On December 30, 2024, Messrs. Farley, Osnoss, Isaacman and Lauber had a call with representatives of Tencent’s senior management to inform Tencent about the potential transaction and introduce Tencent to Shift4. The parties discussed a potential strategic collaboration between Shift4 and Tencent.

On January 3, 2025, Mr. Farley discussed with Mr. Isaacman the status of negotiations regarding the potential transaction. Mr. Isaacman continued to express an expectation that Ant Group and Tencent would use a portion of the transaction proceeds they would receive to invest in Shift4 and reiterated Shift4’s interest in engaging in a commercial partnership with Ant Group and Tencent.

Also on January 3, 2025, Simpson Thacher sent a revised draft transaction agreement to Latham. The draft transaction agreement contemplated a two-step transaction, consisting of a tender offer followed by a subsequent merger under Swiss law. The draft transaction agreement proposed a total price per share (payable in 80% cash and 20% Shift4 Class A common stock) of $7.75 per Global Blue common share, $10.00 per Global Blue Series A share and $11.72 per Global Blue Series B share. The draft also provided for a minimum tender condition, a go-shop period of 45 days and entitled the Global Blue board to change its recommendation as a result of an intervening event or a superior proposal and to terminate the transaction agreement to accept a superior proposal by a third party. The draft transaction agreement provided that Global Blue would be required to pay a termination fee (the amount of which was not specified) in the event that the transaction agreement was terminated by Shift4 as a result of a change of recommendation of the Global Blue board or by Global Blue in order to enter into a definitive transaction agreement with respect to a superior proposal by a third party. In addition, the draft transaction agreement also contemplated that certain key shareholders of Global Blue would enter into tender and support agreements with Shift4.

On January 4, 2025, Simpson Thacher sent a draft tender and support agreement to Latham. The draft tender and support agreement provided for, among other things, an obligation to tender the Global Blue shares in the tender offer within ten business days of its commencement and restrictions on the transfer of any Global Blue shares. The draft tender and support agreement provided that the obligations therein applied to the counterparty in its capacity as a shareholder and not in its capacity as an officer or director of Global Blue. In addition, the tender and support agreement provided for an automatic termination at the earlier of the acceptance time or termination of the transaction agreement, including a termination in order to enter into a definitive transaction agreement with respect to a superior proposal.

Also on January 4, 2025, Messrs. Farley, Osnoss, Isaacman and Lauber and a representative of Ant Group’s senior management, discussed the potential transaction and introduced Ant Group to Shift4. The parties also discussed a potential strategic collaboration between Shift4 and Ant Group.

On January 6, 2025, Mr. Stern and Mr. Lauber discussed status of the transaction, potential synergies between Global Blue and Shift4.

Also on January 6, 2025, Simpson Thacher sent an initial draft of the company disclosure letter to Latham.

Between January 6 and February 10, 2025, representatives of Shift4 and Global Blue and representatives of the parties’ respective advisors held further meetings and continued to discuss and finalize any outstanding items regarding commercial, financial, accounting, tax, legal, and information technology due diligence matters.

Between January 8 and January 24, 2025, Mr. Stern and Shift4 management continued to discuss and review certain business, operational and financial information and potential synergies that could be realized as a result of the potential transaction between Global Blue and Shift4.

On January 8, 2025, Latham sent a revised draft of the transaction agreement to Simpson Thacher. The revised draft of the transaction agreement did not include the share price of the consideration payable in respect of Global Blue common shares, Global Blue Series A shares or Global Blue Series B shares, proposed a minimum tender condition of 90% and did not provide for a go-shop period.

Between January 10 and February 7, 2025, representatives of Global Blue and Shift4, including the parties’ respective advisors, held regular calls to discuss the status of the ongoing due diligence and overall process of the negotiations with respect to the potential transaction.

On January 13, 2025, Messrs. Farley and Isaacman discussed the status of the parties’ negotiations, certain due diligence matters and certain terms of the transaction agreement. During the conversation, Mr. Farley stated Global Blue’s expectation that Shift4 would increase its price offer to $7.75 per Global Blue common share.

Also on January 13, 2025, Simpson Thacher sent a revised draft of the draft transaction agreement to Latham. The revised draft proposed a 45-day go-shop period, consistent with the terms reflected in the draft of the transaction agreement shared by Simpson Thacher on January 3, 2025.

Also on January 13, 2025, Latham sent a revised draft of the tender and support agreement to Simpson Thacher. The revised draft of the tender and support agreement provided that the obligations under the agreement would continue for a 12-month period following termination of the transaction agreement.

On January 14, 2025, Simpson Thacher sent to Latham an indication of terms for potential management incentive bonuses relating to the potential transaction which contemplated that transaction and retention bonuses would be economically borne by Silver Lake and Shift4, respectively.

Also on January 14, 2025, Mr. Osnoss discussed the potential transaction between Global Blue and Shift4 with representatives of J.P. Morgan. The following day, representatives of Global Blue and J.P. Morgan continued such discussions in further detail.

Also on January 14, 2025, following additional discussions between representatives of Global Blue and IFBC, Global Blue determined to engage IFBC to deliver a fairness opinion to the Global Blue board in connection with a potential transaction based on IFBC’s qualifications, expertise, and reputation advising Swiss entities undergoing strategic transactions.

Effective January 17, 2025, Global Blue formally engaged IFBC as Global Blue’s Swiss financial advisor in connection with a potential acquisition of Global Blue.

Between January 17, 2025 and February 16, 2025, Simpson Thacher and Latham exchanged drafts of the transaction agreement and the tender and support agreements and continued to negotiate open issues, including, among other matters, the scope of the parties’ obligations to obtain required regulatory approvals and receipt of certain Swiss tax rulings in connection with the potential transaction, termination rights (including the impact under the tender and support agreements in connection with a superior proposal) and the interim operating covenants applicable to Global Blue and its operations prior to the closing.

On January 20, 2025, the Global Blue board had a videoconference meeting with representatives of each of Simpson Thacher and NKF, as well as members of Global Blue’s senior management, in attendance. At the meeting, the Global Blue board discussed updates relating on the status of the discussions and negotiations with representatives of Shift4 regarding the potential transaction and the status of the transaction documentation and Shift4’s due diligence review of Global Blue. Before engaging in any substantive discussions Global Blue management reminded the Global Blue board of applicable directors’ duties. The Global Blue board and management engaged in a detailed discussion regarding, among other matters, the due diligence conducted by Global Blue on Shift4 with respect to the stock consideration component and the status of the potential transaction.

On January 22, 2025, Mr. Farley contacted Mr. Lauber via email regarding open terms of the draft transaction agreement and draft tender and support agreements, including the required regulatory efforts to be undertaken by Shift4, required extensions of the Offer to allow for the satisfaction of all Offer Conditions until an outside date and the right of shareholders to terminate the support agreements.

On January 26, 2025, Mr. Lauber shared with Mr. Farley a revised proposal of certain key terms relating to potential management incentive bonuses relating to the potential transaction.

On January 27, 2025, Messrs. Farley, Isaacman and Lauber discussed the open terms of the draft transaction agreement. Messrs. Isaacman and Lauber proposed to structure the transaction as an all-cash transaction at a price of $7.50 per Global Blue common share. They also expressed a desire for Ant Group and Tencent to enter into a subscription agreement with Shift4 to reinvest in Shift4 a portion of the proceeds received in the tender offer.

On January 29, 2025, the Global Blue board had a videoconference meeting with representatives of each of Simpson Thacher and NKF, as well as members of Global Blue senior management, in attendance. At the meeting, the Global Blue board discussed the status of the negotiations with Shift4 and the proposed terms of the draft transaction agreement and tender and support agreements, including the proposal of an all-cash deal at a price of $7.50 per Global Blue common share, $10.00 per Global Blue Series A share and $11.81 per Global Blue Series B share. The Global Blue board and senior management engaged in discussions on the key terms of the potential transaction, including required regulatory efforts by Shift4, shareholders’ rights to terminate the support agreements and the proposed prices for shares of Global Blue Series A shares and Global Blue Series B shares.

On January 30, 2025, Messrs. Farley and Lauber discussed the status of the negotiations and certain open issues in the draft transaction agreement and tender and support agreements.

Also on January 30, 2025, Latham sent to Simpson Thacher a revised proposal regarding terms for potential management incentive bonuses relating to the potential transaction.

On January 31, 2025, representatives of each of Global Blue and Shift4 discussed the revised proposal for potential management incentive bonuses. Following such discussion, representatives of Global Blue and Shift4 continued to discuss and negotiate the terms of the potential management incentive bonuses.

On February 3, 2025, Simpson Thacher shared an initial draft subscription agreement with Ant Group and its legal counsel Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), and with Tencent and its legal counsel Davis Polk & Wardwell (“Davis Polk”).

Also on February 3, 2025, Global Blue received an initial draft of the debt commitment letter from Goldman Sachs Bank USA (“Goldman Sachs”), financial advisor to Shift4, providing for a backstop senior secured revolving credit facility of $450,000,000 and a senior unsecured 364-day bridge loan facility of $1,790,000,000 for the benefit of Shift4.

On February 4, 2025, Simpson Thacher sent a revised draft of the debt commitment letter to Latham.

Also on February 4, 2025, the Global Blue board had a videoconference meeting with representatives of each of Simpson Thacher, NKF and J.P. Morgan, as well as members of Global Blue senior management, in attendance. At the meeting, the Global Blue board discussed the status of the negotiations with Shift4, including with respect to proposed management incentive bonuses relating to the potential transaction. Representatives of J.P. Morgan provided an overview of the preliminary financial analyses being undertaken with respect to the financial aspects of the potential transactions. Representatives of Simpson Thacher reviewed with the Global Blue board the terms of the draft transaction agreement, including the consideration payable to the different classes of Global Blue shares, the no-shop restriction, the termination rights and termination fee payable by Global Blue in certain circumstances, the commitment from Shift4 to obtain certain regulatory approvals, as well as certain other transaction terms that the parties were continuing to negotiate. The Global Blue board discussed that IFBC will be providing an update on certain preliminary financial information with respect to the financial aspects of the potential transaction at the next meeting. Representatives of NKF reviewed applicable directors’ duties under Swiss law with the Global Blue board.

On February 5, 2025, Latham sent to Simpson Thacher a revised draft of the transaction agreement proposing a termination fee of 2% of the transaction value payable by Global Blue in the event that the transaction agreement was terminated by Shift4 as a result of a change of recommendation of the Global Blue board or by Global Blue in order to enter into a definitive transaction agreement with respect to a superior proposal by a third party.

Also on February 6, 2025, Simpson Thacher sent to Latham a draft of the subscription agreement with respect to Tencent’s investment in Shift4 following the consummation of the tender offer. In the following week, representatives of Latham and Davis Polk negotiated and finalized the terms of the subscription agreement.

On February 7, 2025, Simpson Thacher sent to Latham a draft of the subscription agreement with respect to Ant Group’s investment in Shift4 following the consummation of the tender offer. In the following week, representatives of Latham and Gibson Dunn negotiated and finalized the terms of the subscription agreement.

Also on February 7, 2025, representatives of Global Blue and Shift4 as well as representatives of the parties’ financial advisors discussed certain matters relating to the potential transaction.

On February 10, 2025, J.P. Morgan provided Global Blue with a customary relationship disclosure letter, addressed to the Global Blue board, regarding financial advisory and financing services performed for, among others, Global Blue, Silver Lake and Shift4, and related fees, during the preceding two years as described below under “Item 4. The Solicitation or Recommendation—Opinion of J.P. Morgan Securities LLC.”

On February 12, 2025, Messrs. Stern and Lauber met in Paris to continue the discussions on the business strategy for the combined business following the transaction and management incentive bonuses to be provided in connection with the potential transaction.

Also on February 12, 2025, the Global Blue board had a videoconference meeting with representatives of each of Simpson Thacher, NKF, J.P. Morgan and IFBC as well as members of Global Blue senior management, in attendance. At the meeting, the Global Blue board discussed the status of the negotiations with Shift4. Representatives of Simpson Thacher provided an update with respect to any material changes of the proposed terms of the transaction agreement, including the proposed termination fee of 2% of the transaction value payable by Global Blue in the event that the transaction agreement were terminated by Shift4 as a result of a change of recommendation of the Global Blue board or by Global Blue in order to enter into a definitive transaction agreement with respect to a superior proposal by a third party, and the tender and support agreements since the last meeting of the Global Blue board. Representatives of J.P. Morgan and IFBC each provided an overview of certain preliminary financial information with respect to the financial aspects of the potential transaction. The Global Blue board also reviewed and approved a two-year forecast extrapolation for fiscal years ending March 31, 2029 and 2030 to be used by J.P. Morgan and IFBC. The Global Blue board directed J.P. Morgan and IFBC to use such two-year forecast extrapolation for purposes of their respective financial analyses and opinions.

After the Global Blue board meeting on February 12, 2025, Messrs. Farley and Lauber continued to negotiate certain terms of the draft transaction agreement. Representatives of Simpson Thacher, Global Blue, Latham and Shift4 also continued to negotiate certain other terms of the draft transaction agreement and tender and support agreements.

On February 14, 2025, the Global Blue board had a videoconference meeting with representatives of each of Simpson Thacher and NKF, as well as members of Global Blue senior management, in attendance. At the meeting, the Global Blue board discussed the status of the negotiations with Shift4 relating to the potential transaction. Representatives of J.P. Morgan and IFBC updated the Global Blue board on any material changes with respect to certain preliminary financial information that each presented at the last meeting of the Global Blue board. Representatives of Simpson Thacher also provided an update with respect to any material changes of the legal transaction terms since the last meeting of the Global Blue board.

On February 14 and February 15, 2025, representatives of the Global Blue board and Shift4’s management continued to negotiate the terms of the draft tender and support agreement and applicable management incentive bonuses.

On February 16, 2025, the Global Blue board had a videoconference meeting to consider approval of the proposed acquisition of Global Blue by Shift4, with representatives of Global Blue senior management, Simpson Thacher, NKF, J.P. Morgan and IFBC in attendance. Representatives of Simpson Thacher reviewed the changes to the transaction agreement since the prior meeting of the Global Blue board. At the request of the Global Blue board, representatives of J.P. Morgan reviewed its financial analyses in connection with the Offer and then rendered its oral opinion to the Global Blue board, which was confirmed by delivery of its written opinion dated February 16, 2025, to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the aggregate consideration, in the aggregate amount of $1,969 million, to be paid to the holders of Global Blue Shares, Global Blue Share Options, Global Blue Restricted Share Awards and Global Blue Warrants pursuant to, or in connection with, the Transactions was fair from a financial point of view, to such holders, taken as a whole; for a more detailed discussion of J.P. Morgan’s fairness opinion, please see “Item 4. The Solicitation or Recommendation—Opinion of J.P. Morgan Securities LLC.” At the request of the Global Blue board, representatives of IFBC reviewed its financial analyses in connection with the Offer and then rendered its oral opinion to the Global Blue board, which was confirmed by delivery of its written opinion dated February 16, 2025, to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by IFBC in preparing its opinion, as set forth in its written opinion, the consideration of $7.50 per share to be received by all holders of Global Blue common shares (other than Shift4, Merger Sub and their affiliates) pursuant to the Transaction Agreement was fair from a financial point of view; for a more detailed discussion of IFBC’s fairness opinion, please see “Item 4. The Solicitation or Recommendation—Opinion of IFBC AG.” The Global Blue board also discussed certain amendments to Global Blue’s existing stock option plan and restricted share award plan and the payment of the management incentive bonuses and equity awards in connection with the proposed Transaction and considered that the payments of management incentive bonuses and equity awards could be “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder and approved such arrangements for such purposes. The Global Blue board discussed the interests of certain directors in connection with the proposed management incentive bonuses, the directors representing the holders of Global Blue Series A shares and Global Blue Series B shares and, in the case of the director affiliated with Ant Group, Ant Group’s entry into a subscription agreement with Shift4. The Global Blue board agreed that the relevant Global Blue directors should recuse themselves from the applicable resolutions relating to the approval the potential transaction and that the non-interested directors should approve the potential transaction by way of a separate resolution. After considering the terms of the potential transaction with Shift4, and taking into consideration the matters discussed during that meeting and prior meetings of the Global Blue board, including the factors described above and under the section entitled “Item 4. The Solicitation or Recommendation—Reasons for Recommendation”, the Global Blue board unanimously (by way of two separate resolutions, with the second vote excluding the interested directors) (a) determined that the Transaction Agreement is in the best interest of, and fair to, Global Blue and its shareholders and declared that it is advisable for Global Blue to enter into the Transaction Agreement and to effect the transactions contemplated thereby, including the Board Modification, and authorized and approved the entry into, and adopted, the Transaction Agreement, (b) duly authorized and approved the Offer and the other transactions contemplated by the Transaction Agreement, (c) recommended that the holders of Global Blue shares accept the Offer and tender their Global Blue shares in the Offer and (d) approved the transfer of Global Blue Series A shares and Global Blue Series B shares to Merger Sub, subject to certain conditions in accordance with Global Blue’s articles of association.

On February 16, 2025, following the meeting of the Global Blue board, Global Blue and Shift4 entered into the Transaction Agreement and the parties to the Support Agreements and the subscription agreements entered into such agreements. On the same day, Shift4 and Goldman Sachs entered into the debt commitment letter providing for aggregate debt financing in an amount of $2,245,000,000.

On February 17, 2025, Global Blue also entered into engagement letters to memorialize the engagement of Deutsche Bank, UBS, Oppenheimer and PJT Partners as financial advisors to Global Blue in connection with the Offer. Any fees payable to these financial advisors would be at the sole discretion of Global Blue.

On February 18, 2025, Global Blue and Shift4 issued a joint press release announcing entry into the Transaction Agreement and the entry by the parties into the Support Agreements and the subscription agreements.

On February 25, 2025, Merger Sub executed and delivered a joinder agreement to the Transaction Agreement, following which Merger Sub joined as a party thereto.

Following execution of the Transaction and continuing until March 4, 2025, Global Blue did not deliver to Shift4 a final notice of change of recommendation or final notice of Superior Proposal during the Applicable Period and accordingly each Supporting Shareholder’s Company Takeover Proposal Termination Right described in the Support Agreements expired in full.

(b) Reasons of the Recommendation

The Global Blue board carefully considered the Offer, consulted with Global Blue’s management and outside legal counsel and financial advisors at various times, and took into account the reasons enumerated below.

Financial Terms of the Offer and Certainty of Value. The Global Blue board considered the aggregate potential value and form of the consideration to be received in the Offer by Global Blue’s shareholders, including:

•

the current and historical market prices of the Global Blue Common Shares, including the market performance of the Global Blue hares relative to that of other participants in Global Blue’s industry and general stock market performance;

•

the fact that the Common Shares Consideration of $7.50 per Global Blue Common Share represents a 15% premium to the closing price of $6.54 per Global Blue Common Share on February 14, 2025, the last full trading day prior to the execution of the Transaction Agreement;

•

the fact that the Offer Consideration is all cash, such that the Offer provides certainty, immediate value and liquidity to Global Blue’s shareholders for their Global Blue Shares, especially when viewed against any internal or external risks and uncertainties associated with Global Blue’s standalone strategy;

•

the Global Blue board’s belief that, based on the conversations and negotiations with Shift4 through the date of the Transaction Agreement, the Common Shares Consideration of $7.50 per Global Blue Common Share represented the highest price Shift4 was willing to pay in an all-cash transaction and the highest price reasonably obtainable by Global Blue under the circumstances;

•

the Global Blue board’s belief that, if Global Blue did not accept Shift4’s Common Shares Consideration of $7.50 per Global Blue Common Share now, it may not have another opportunity to do so or receive a comparable opportunity, and the belief of the Global Blue board that Shift4 is only willing to enter into the Offer for a limited period of time;

•

that the Supporting Shareholders that beneficially owned, in the aggregate, approximately 90% of the voting power of the outstanding Global Blue Shares as of February 16, 2025, intended to enter into Support Agreements obligating each of them during the term of such Support Agreement, among other things, to tender, pursuant to the Offer, their Global Blue Shares in the Offer and, subject to certain exceptions, not to transfer any of the Global Blue Shares that are subject to the Support Agreements;

•

the financial analyses presented by J.P. Morgan to the Global Blue board and the February 16, 2025 oral opinion delivered by J.P. Morgan to the Global Blue board, which was confirmed by delivery of its written opinion dated February 16, 2025, to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered, and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the Aggregate Consideration (as defined below) to be paid to the Global Blue Equityholders (as defined below) pursuant to, or in connection with, the Transactions was fair, from a financial point of view, to such holders, taken as a whole; as more fully described below in the section below titled “Item 4. The Solicitation or Recommendation—Opinion of J.P. Morgan Securities LLC”) (the full text of the written opinion of J.P. Morgan, dated February 16, 2025, which sets forth, among other things, the assumptions made, the procedures followed, the matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference; the summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion); and

•

the oral opinion rendered to the Global Blue board on February 16, 2025, which was subsequently confirmed by delivery of its written opinion dated February 16, 2025, that, as of the date of such opinion and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by IFBC in connection with the opinion, as set forth in its written opinion, the Common Shares Consideration of $7.50 per Global Blue Common Share to be received by the holders of Global Blue Common Shares (other than Shift4, Merger Sub and their affiliates) in the Offer was fair to such holders, from a financial point of view, as set forth in the section titled “Item 4. The Solicitation or Recommendation—Opinion of IFBC AG” (the full text of the written opinion of IFBC, dated February 16, 2025, has been included as Annex II to this Schedule 14D-9 and is incorporated herein by reference).

Best Strategic Alternative for Maximizing Shareholder Value. The Global Blue board had conducted a thorough review of possible strategic alternatives for Global Blue, including the possibility of transacting with an alternative counterparty and the possibility of continuing to operate Global Blue as a standalone company. In particular, the Global Blue board considered:

•

that (i) at the direction of the Global Blue board, J.P. Morgan had since May 2023 contacted 14 companies (consisting of both strategic acquirers and financial sponsors) about a potential transaction and none of those companies expressed interest in pursuing an acquisition of Global Blue at that time and (ii) the Global Blue board believed, based on prior discussions Global Blue had held from time to time with various potential counterparties about potential strategic opportunities, that no other parties would be likely to express interest in pursuing a transaction with Global Blue at that time; and

•

the Global Blue board’s assessment that Global Blue’s standalone strategy was not reasonably likely to create value for Global Blue’s shareholder greater than the Offer Consideration, taking into account the timeframe on which such value might be realized and the risks to achieving such value, including

•	the risks and costs of adapting and enhancing existing technology offerings to remain competitive in the industry;

•	currency exchange rate risks;

•	the risks associated with the business’ reliance on international travel and the overall level of consumer spending (which is affected by general economic conditions and spending patterns);

•	the risk associated with a decrease in value-added tax (“VAT”) rates or changes in VAT or VAT refund policies in countries in which Global Blue operates; and

•	the risks and costs associated with changes in the regulatory environment, licensing requirements and government agreements.

•

that, following the consideration of potential strategic alternatives, the Global Blue board determined that none of the possible alternatives was reasonably likely to present superior opportunities for Global Blue to create greater value for Global Blue’s shareholders.

Likelihood and Speed of Consummation of the Offer. The Global Blue board considered the likelihood that the Offer will be consummated in a timely manner, including:

•

the size and financial strength of Shift4 and its ability to fund the Offer Consideration and the consideration payable to the holders of Global Blue Shares upon consummation of the Merger (“Merger Consideration”) with available cash;

•	the absence of any financing condition to the Offer and the Merger in the Transaction Agreement;

•	the business reputation and capabilities of Shift4, including Shift4’s track record of successfully completing merger and acquisition transactions;

•	the likelihood of obtaining required regulatory approvals;

•

the fact that the limited nature of the conditions to Shift4’s obligations to consummate the Transactions provides a high degree of likelihood that the Transactions will be consummated, as set forth in

Section 12 (The Transaction Agreement; Other Agreements—The Transaction Agreement) of the Offer to Purchase;

•

the potential that closing in a relatively short time frame could reduce the amount of time during which Global Blue’s business would be subject to the potential uncertainty of closing and related disruption;

•

the fact that, pursuant to the terms of the Transaction Agreement, Shift4 and Global Blue have both agreed to use their respective reasonable best efforts pursuant to the terms of the Transaction Agreement to consummate the Offer, the Merger and the Transactions as promptly as reasonably practicable, subject to certain limitations;

•

the fact that, pursuant to the terms of the Transaction Agreement, Shift4 is required to take all actions necessary, to obtain any authorization, consent or approval of certain governmental entities necessary or advisable under any applicable law so as to enable the consummation of the transactions contemplated under the Transaction Agreement to occur as expeditiously as possible and to resolve, avoid or eliminate any impediments or objections, if any, that may be asserted with respect to the transactions contemplated under the Transaction Agreement, including proposing, negotiating and committing to divestitures and certain other remedies, subject to certain limitations set forth in the Transaction Agreement; and

•

the structure of the Transactions as an all-cash tender offer for all outstanding Global Blue Shares, with the expected result that a relatively short period will elapse before Global Blue’s shareholders receive the Offer Consideration for all tendered Global Blue Shares, followed by a merger pursuant to Swiss law, in which shareholders will receive the same Offer Consideration (as applicable) received by those shareholders who tender their Global Blue Shares in the Offer, unless shareholders validly exercise appraisal rights pursuant to Article 105 of the Swiss Merger Act.

Opportunity to Receive an Unsolicited Acquisition Proposal and Terminate the Transaction Agreement in Order to Accept a Superior Acquisition Proposal. The Global Blue board considered the following:

•

The Global Blue board’s right, subject to certain conditions and limitations set forth in the Transaction Agreement, to respond to and negotiate unsolicited acquisition proposals that are made on or after February 16, 2025, and prior to the time that the Offer is consummated;

•

the provision in the Transaction Agreement allowing the Global Blue board to terminate the Transaction Agreement in order to accept and enter into a definitive agreement with respect to a bona fide unsolicited superior acquisition proposal, subject to payment of a termination fee of $40,000,000, which amount the Global Blue board believed to be reasonable and proportionate under the circumstances, taking into account, among other things, the range of such termination fees in similar transactions, and the unlikelihood that a fee of such size would be (i) a meaningful deterrent to alternative acquisition proposals or (ii) prejudicial to the decision of the holders of the Global Blue Shares to tender their shares in the Offer;

•

the ability of the Global Blue board, subject to certain limitations, under the Transaction Agreement to withdraw or modify its recommendation that Global Blue’s shareholders tender their Global Blue Shares pursuant to the Offer in certain circumstances, including in connection with a superior acquisition proposal or material event, change, occurrence or development constituting an Intervening Event under the Transaction Agreement;

•

the provision in the Transaction Agreement requiring Shift4 to, under certain circumstances, extend the Offer beyond the initial Expiration Time of the Offer or, if applicable, subsequent Expiration Times, if the conditions to the consummation of the Offer are not satisfied or waived as of such date; and

•

the availability of statutory appraisal rights under the Swiss Merger Act in connection with the squeeze out merger to the shareholders of Global Blue who do not tender their Global Blue shares in the Offer and otherwise comply with all required procedures under Article 105 of the Swiss Merger Act.

The Global Blue board also considered a variety of risks and other potentially negative reasons in determining whether to approve the Transaction Agreement, including the following:

•

the fact that the Offer Consideration payable in the Transactions, while providing relative certainty of value, would not allow Global Blue’s shareholders to participate in the possible growth and potential future earnings of Global Blue following the completion of the Offer or the Merger, as applicable;

•

the fact that the pendency of the Transactions may cause Global Blue to experience disruptions to its business operations and future prospects, including its relationships with its employees, customers, vendors, partners and others that do business or may do business in the future with Global Blue or as a result of certain restrictions on the conduct of Global Blue’s business imposed by pre-closing covenants in the Transaction Agreement, and the effect of such disruptions on Global Blue’s operating results in the event that the Transactions are not consummated in a timely manner;

•	the potential risk of diverting management attention and resources from the operation of Global Blue’s business and towards completion of the Transactions;

•

the interests of Global Blue’s executive officers and directors and the fact that Global Blue’s executive officers and directors may be deemed to have interests in the Transactions that may be different from or in addition to those of Global Blue’s shareholders, generally, as set forth in the section above titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Global Blue and its Executive Officers, Directors and Affiliates”;

•	the costs involved in connection with entering into and completing the Transactions and related actions;

•

the risk that the Transactions are not consummated in a timely manner or at all, and the effect of a resulting public announcement of the termination of the Transaction Agreement (other than in connection with a superior acquisition proposal) on:

•

the trading price of Global Blue Shares, which could be adversely affected by many factors, including (if the Transaction Agreement is terminated) (i) the reason the Transaction Agreement was terminated and whether such termination results from factors adversely affecting Global Blue, (ii) the possibility that the marketplace would consider Global Blue to be an unattractive future acquisition candidate and (iii) the possible sale of Global Blue Shares by investors following the announcement of the termination of the Transaction Agreement;

•	Global Blue’s ability to attract and retain key personnel and other employees and the possible loss of key management or other personnel during the pendency of the Transactions; and

•	Global Blue’s operating results, particularly in light of the significant transaction and opportunity costs expended attempting to consummate the Transactions;

•

the effect of the non-solicitation provisions of the Transaction Agreement that restrict Global Blue’s ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding a proposal to acquire Global Blue, and the fact that, upon termination of the Transaction Agreement under certain specified circumstances, Global Blue will be required to pay a termination fee of $40,000,000 in cash, which could discourage certain alternative proposals for, or the entry into an agreement with respect to, an acquisition of Global Blue within 12 months of the date of termination of the Transaction Agreement or adversely affect the valuation that might be proposed by a third party;

•

the effect of the termination tail provisions of the Support Agreements that restrict the Supporting Shareholders’ ability to tender their Global Blue Shares in, or vote in favor of, any acquisition proposal by a third party for a period of (i) three months following a termination of the Transaction Agreement if the Global Blue board changes its recommendation and Shift4 terminates the Transaction Agreement or (ii) five months following a termination of the Transaction Agreement if Shift4 terminates as a result of a willful breach by Global Blue or if Global Blue terminates to enter into a definitive transaction agreement for a superior acquisition proposal, which could discourage certain alternative proposals for an acquisition of Global Blue within five months of the date of termination of the Transaction Agreement or adversely affect the valuation that might be proposed by a third party;

•	the fact that any gain realized by Global Blue’s shareholders as a result of the Transactions generally will be taxable to such shareholders for U.S. federal income tax purposes;

•

the effect of the restrictions in the Transaction Agreement on the conduct of Global Blue’s business prior to the Acceptance Time, which may delay or prevent Global Blue from undertaking business opportunities that may arise prior to the consummation of the Offer or any other action Global Blue would otherwise take with respect to the operations of Global Blue absent the pending Transactions;

•	the risk of litigation arising in respect of the Transactions that could be instituted against Global Blue or its directors and officers, and potential effects or outcomes related thereto; and

•	other risks of the type and nature as set forth in the section titled “Item 8. Additional Information— Cautionary Note Regarding Forward-Looking Statements.”

In light of these various factors and having weighed the risks, uncertainties, restrictions and potentially negative factors associated with the Transactions with the potential benefits of the Transactions, the Global Blue board (by way of two separate resolutions, with the second vote excluding the interested directors who are either themselves holders of, or representatives of holders of, Global Blue Series A Shares or Global Blue Series B Shares) (a) determined that the Transaction Agreement is in the best interest of, and fair to, Global Blue and its shareholders and declared that it is advisable for Global Blue to enter into the Transaction Agreement and to effect the transactions contemplated thereby, including the Board Modification, and authorized and approved the entry into, and adopted, the Transaction Agreement; (b) duly authorized and approved the Offer and the other transactions contemplated by the Transaction Agreement; and (c) recommended that the holders of Global Blue Shares accept the Offer and tender their Global Blue Shares in the Offer.

The foregoing discussion of the Global Blue board’s reasons for its recommendation that Global Blue’s shareholders tender their Global Blue Shares to Merger Sub pursuant to the Offer addresses the information and reasons considered by the Global Blue board in connection with its recommendation. In view of the wide variety of factors considered by the Global Blue board in connection with the evaluation of the Transactions and the complexity of these matters, the Global Blue board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, Global Blue’s directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Global Blue board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Global Blue board considered the interests of Global Blue’s executive officers and directors as set forth in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Global Blue and its Executive Officers, Directors and Affiliates.”

(c) Certain Financial Projections

Global Blue does not, as a matter of course, regularly prepare long-range projections or publicly disclose forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections. However, in connection with Global Blue’s exploration of strategic opportunities as set forth in the section “Item 4. The Solicitation or Recommendation— Background of the Offer” above, Global Blue’s senior management prepared certain non-public, unaudited prospective financial projections (the “Projections”) which were provided to and discussed with the Global Blue board in connection with its evaluation of the Transactions.

The Projections, which the Global Blue board viewed to be reasonably prepared on bases reflecting the best then-currently available estimates and good faith judgments of Global Blue’s senior management as to the future financial performance of Global Blue on a risk-adjusted standalone basis, were provided to J.P. Morgan and IFBC. The Global Blue board approved the use of the Projections by J.P. Morgan and IFBC and directed J.P. Morgan and IFBC to use and rely on the Projections for purposes of J.P. Morgan and IFBC’s respective financial analyses and opinion as set forth in the sections “Item 4. The Solicitation or Recommendation—Opinion of J.P. Morgan Securities LLC” and “Item 4. The Solicitation or Recommendation—Opinion of IFBC AG” below, as applicable. Fiscal years 2026, 2027 and 2028 of the Projections were also provided to Shift4 in connection with Shift4’s consideration of the Transactions.

The Projections reflect estimates and assumptions made by Global Blue’s senior management with respect to general business, economic, competitive, regulatory and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond the control of Global Blue’s management. In particular, the Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each and every circumstance that could have an effect on Global Blue’s business and its results of operations. The Projections were developed solely using the information available to Global Blue’s senior management at the time they were created and reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results or that may result in the Projections not being achieved include risks and uncertainties relating to political, legal, fiscal, market and economic conditions and factors affecting travel and traveler shopping, including global and regional circumstances and applicable legislation, regulations and rules (including accounting policies and accounting treatments), movements in foreign exchange rates and other risk factors as described in Global Blue’s Annual Report on Form 20-F for the financial year ended March 31, 2024 filed with the SEC on June 5, 2024 and in other reports Global Blue files from time to time with the SEC.

None of Global Blue, Shift4 or any of their respective affiliates, advisors or other representatives makes any representation to any shareholder regarding the validity, reasonableness, accuracy or completeness of the Projections or the ultimate performance of Global Blue relative to the Projections. The Projections were not prepared with a view toward public disclosure or toward complying with IFRS. In addition, the Projections were not prepared with a view toward complying with the guidelines established by the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Global Blue’s independent registered public accounting firm, nor any other independent accountant, has audited, reviewed, compiled or performed any procedures with respect to the Projections or expressed any opinion or any form of assurance related thereto. The inclusion of the Projections in this Schedule 14D-9 does not constitute an admission or representation of Global Blue that the Projections or the information contained therein is material. Except as required by applicable law, neither Global Blue nor any of its affiliates intends to, and each of them disclaims any obligation to, update, correct or otherwise revise the Projections if any or all of them have changed or change or otherwise have become, are or become inappropriate (even in the short term). These considerations should be taken into account if evaluating the Projections, which were prepared as of an earlier date.

The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Global Blue in its public filings with the SEC. The Projections were developed by Global Blue’s senior management on a standalone basis without giving effect to the Offer, and therefore the Projections do not give effect to the Offer or any changes to Global Blue’s operations or strategy that may be implemented after the consummation of the Offer, including any costs incurred in connection with the Offer. Furthermore, the Projections do not take into account the effect of any failure of the Offer to be completed and should not be viewed as accurate or continuing in that context.

The Projections further reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Projections should not be regarded as an indication that Global Blue or anyone who received the

Projections then considered, or now considers, the Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. Global Blue’s senior management views the Projections as being subject to inherent risks and uncertainties associated with such long-range projections.

The Adjusted EBITDA and Pre-Tax Unlevered Free Cash Flow contained in the Projections set forth below are “non-IFRS financial measures,” which are financial performance measures that are not calculated in accordance with IFRS. Non-IFRS financial measures should not be viewed in isolation from, or as an alternative to, financial measures determined and presented in compliance with IFRS, and non-IFRS financial measures such as those used in the Projections may differ from non-IFRS financial measures with comparable names used by other companies. Applicable SEC rules, which otherwise would require a reconciliation of non-IFRS financial measures to comparable IFRS financial measures, do not apply to non-IFRS financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the Transactions if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-IFRS financial measures to IFRS financial measures were not provided to or relied upon by the Global Blue board or Shift4 in connection with the Offer. Accordingly, Global Blue has not provided a reconciliation of the financial measures included in the Projections to the relevant IFRS financial measures. The Projections may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Transactions.

In light of the foregoing factors and uncertainties inherent in the Projections, holders of Global Blue Shares are cautioned not to place undue, if any, reliance on the summary of the Projections set forth below. The information and tables set forth below are included solely to give Global Blue shareholders access to a summary of the Projections.

The following table provides a summary of the Projections:

	Fiscal Year Ending March 31,
(€ in millions)	2025LV	2026E	2027E	2028E	2029E1	2030E1
Revenue	496	539	608	686	747	815
Adjusted EBITDA[2]	195	218	263	316	347	381
Pre-Tax Unlevered Free Cash Flow[3]	133	155	198	249	279	311

[1]

Financial measures shown for the fiscal years ending March 31, 2029 and 2030 result from a two-year forecast extrapolation prepared by Company management and approved by the Global Blue board. Such two-year forecast extrapolation was provided to J.P. Morgan and IFBC and the use of such two-year forecast extrapolation by J.P. Morgan and IFBC was approved by, and J.P. Morgan and IFBC were directed to use such two-year forecast extrapolation by, the Global Blue board for purposes of their respective financial analyses and opinion as set forth in “Item 4. The Solicitation or Recommendation—Opinion of IFBC AG” and “Item 4. The Solicitation or Recommendation—Opinion of J.P. Morgan Securities LLC.”

[2]	Adjusted EBITDA, which is a non-IFRS financial measure, is net profit before income tax expense, net finance costs, depreciation and amortization.
[3]

Pre-Tax Unlevered Free Cash Flow, which is a non-IFRS financial measure, is adjusted earnings before interest expenses, taxes, depreciation and amortization, less (1) capital expenditures, (2) lease payments and (3) plus or minus changes in net working capital.

(d) Opinion of J.P. Morgan Securities LLC

Pursuant to an engagement letter, Global Blue retained J.P. Morgan as its financial advisor in connection with the proposed Transactions.

At the meeting of the Global Blue board on February 16, 2025, J.P. Morgan rendered its oral opinion to the Global Blue board, which was confirmed by delivery of its written opinion dated February 16, 2025, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the aggregate amount of Common Shares Consideration, Series A Consideration, Series B Consideration, Option Consideration, Vested Restricted Share Award Consideration, Unvested Restricted Share Award Consideration and cash payments to be made in connection with the Global Blue Warrants, in the aggregate amount of $1,969 million (such aggregate amount, the “Aggregate Consideration”), to be paid to the holders of Global Blue Shares, Global Blue Share Options, Global Blue Restricted Share Awards and Global Blue Warrants (such holders, the “Global Blue Equityholders”) pursuant to, or in connection with, the Transactions was fair, from a financial point of view, to such holders, taken as a whole.

The full text of the written opinion of J.P. Morgan, dated February 16, 2025, which sets forth, among other things, the assumptions made, the procedures followed, the matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. Global Blue’s shareholders are urged to read the opinion in its entirety. J.P. Morgan’s opinion was addressed to the Global Blue board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Transactions, was directed only to the Aggregate Consideration in the proposed Transactions and did not address any other aspect of the proposed Transactions. The issuance of J.P. Morgan’s opinion was approved by a fairness opinion committee of J.P. Morgan. The opinion does not constitute advice or a recommendation to any shareholder of Global Blue as to whether such shareholder should tender their Global Blue Shares into the proposed Offer.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed the Transaction Agreement;

•	reviewed certain publicly available business and financial information concerning Global Blue and the industries in which it operates;

•

compared the proposed financial terms of the proposed Transactions with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•

compared the financial and operating performance of Global Blue with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Global Blue Common Shares and certain publicly traded securities of such other companies;

•

reviewed certain internal financial analyses and forecasts prepared by the senior management of Global Blue relating to its business, as set forth in the section entitled “Item 4. The Solicitation or Recommendation—Certain Financial Projections”; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of Global Blue with respect to certain aspects of the proposed Transactions, and the past and current business operations of Global Blue, the financial condition and future prospects and operations of Global Blue and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Global Blue or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify any such information or its accuracy or completeness, and, pursuant to J.P. Morgan’s engagement letter with Global Blue, J.P. Morgan did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Global Blue or Shift4 under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by Global Blue’s management as to the expected future results of operations and financial condition of Global Blue to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the proposed Transactions and the other transactions contemplated by the Transaction Agreement will have the tax consequences described in discussions with, and materials furnished to J.P. Morgan by, representatives of Global Blue, and will be consummated as described in the Transaction Agreement. J.P. Morgan also assumed that the representations and warranties made by Global Blue and Shift4 in the Transaction Agreement and the related agreements were and will be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Global Blue with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the proposed Transactions will be obtained without any adverse effect on Global Blue or on the contemplated benefits of the proposed Transactions.

The Projections furnished to J.P. Morgan were prepared by Global Blue’s senior management as set forth in the section entitled “Item 4. The Solicitation or Recommendation—Certain Financial Projections.” Global Blue does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the proposed Transaction, and such projections were not prepared with a view toward public disclosure. These Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Global Blue’s management, including, without limitation, factors related to general economic and competitive conditions, prevailing interest rates, and other factors as set forth in the section entitled “Item 8. Additional Information—Cautionary Statement Regarding Forward-Looking Statements.” Accordingly, actual results could vary significantly from those set forth in such Projections. For more information regarding the use of projections and other forward-looking statements, please refer to the information as set forth in the section entitled “Item 4. The Solicitation or Recommendation—Certain Financial Projections.”

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion and that J.P. Morgan does not have any obligation to update, revise or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the Aggregate Consideration to be paid to the Global Blue Equityholders, taken as a whole, in the proposed Transactions, and J.P. Morgan expressed no opinion as to the fairness of any consideration paid in connection with the proposed Transaction to the holders of any other class of securities, creditors or other constituencies of Global Blue or as to the underlying decision by Global Blue to engage in the proposed Transactions. J.P. Morgan also expressed no opinion with respect to the per share consideration to be received by any holder with respect to any Global Blue Common Share or with respect to the cash payments to be received by any holder with respect to any Global Blue Share Options, Global Restricted Stock Awards or Global Blue Warrants. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of any party to the proposed Transactions, or any class of such persons relative to the Aggregate Consideration to be paid to the Global Blue Equityholders, taken as a whole, in the proposed Transactions or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which Global Blue Common Shares would trade at any future time.

The terms of the Transaction Agreement, including the Aggregate Consideration, were determined through arm’s length negotiations between Global Blue and Shift4, and the decision to enter into the Transaction Agreement was solely that of the Global Blue board.

J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Global Blue board in its evaluation of the proposed Transactions and should not be viewed as determinative of the views of the Global Blue board or Global Blue’s management with respect to the proposed Transactions or the Aggregate Consideration.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodologies in rendering its opinion to the Global Blue board on February 16, 2025 and in the financial analyses presented to the Global Blue board on such date in connection with the rendering of such opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with rendering its opinion to the Global Blue board and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Public Trading Multiples

Using publicly available information, J.P. Morgan compared selected financial data of Global Blue with similar data for selected publicly traded companies engaged in businesses that J.P. Morgan judged to be sufficiently analogous to Global Blue (or aspects thereof). The companies selected by J.P. Morgan were as follows:

•	Shift4 Payments, Inc.

•	Global-E Online Ltd.

•	Amadeus IT Group, S.A.

•	Edenred SA

These companies were selected, among other reasons, by J.P. Morgan because they are publicly traded companies with operations and businesses that, for the purposes of J.P. Morgan’s analysis, J.P. Morgan considered to be similar to those of Global Blue. However, certain of these companies may have characteristics that are materially different from those of Global Blue. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect Global Blue.

Using publicly available information, J.P. Morgan calculated, for each selected company, as well as Global Blue, the multiple of the firm value (the “FV”) (calculated as equity value, plus or minus, as applicable, net debt or net cash and other adjustments) to the analyst consensus estimates of adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) for fiscal year 2026, such fiscal year’s end calendarized to March 31, 2026, for the applicable company (the “FV/FY 2026E EBITDA”).

Based on the results of this analysis, J.P. Morgan selected a FV/FY 2026E EBITDA reference range for Global Blue of 10.5x to 14.0x. J.P. Morgan then applied such reference range to Global Blue’s Adjusted EBITDA for fiscal year 2026 provided in the Projections. The analysis indicated a range of implied FV for Global Blue (rounded to the nearest $10 million) of approximately $2,400 million to $3,200 million, which J.P. Morgan compared to the Aggregate Consideration.

Selected Transactions Analysis

Using publicly available information, J.P. Morgan compared selected financial data of Global Blue with similar data for selected public transactions that J.P. Morgan judged to be sufficiently analogous to the proposed Transactions (or aspects thereof). The following transactions selected by J.P. Morgan were as follows:

Announcement Date	Acquiror(s)	Target
July 15, 2024	Roper Technologies, Inc.	Transact Campus, Inc.
April 1, 2024	Advent International Corporation	Nuvei Corporation
July 6, 2023	GTCR W Aggregator LP	New Boost Holdco, LLC
June 9, 2023	Brookfield Asset Management Ltd.	Network International Holdings Plc
January 9, 2023	Nuvei Corporation	Paya Holdings Inc.
August 1, 2022	Global Payments Inc.	EVO Payments, Inc.
February 3, 2020	Worldline SA	Ingenico Group SA
May 28, 2019	Global Payments Inc.	Total System Services, Inc.
March 18, 2019	Fidelity National Information Services, Inc.	Worldpay, Inc.
January 16, 2019	Fiserv, Inc.	First Data Corporation
May 15, 2018	Worldline SA	SIX Payment Services AG
January 16, 2018	Silver Lake Partners / P2 Capital Partners	Blackhawk Network Holdings, Inc.
September 25, 2017	Hellman & Friedman LLC	Nets A/S
August 4, 2017	Blackstone Group / CVC Capital Partners	Paysafe Group PLC
July 4, 2017	Vantiv, Inc.	Worldpay Group PLC
May 29, 2017	First Data Corporation	CardConnect Corp.
January 26, 2016	Total System Services, Inc.	TransFirst Holdings Corp.
December 15, 2015	Global Payments Inc.	Heartland Payment Systems, Inc.
October 13, 2014	Vista Equity Partners	TransFirst, Inc.
May 12, 2014	Vantiv, Inc.	Mercury Payment Systems, LLC
February 19, 2013	Total System Services, Inc.	NetSpend Holdings, Inc.

These transactions were selected, among other reasons, by J.P. Morgan because aspects of the transactions, for the purposes of J.P. Morgan’s analysis, may be considered similar to the proposed Transactions. However, certain of these transactions may have characteristics that are materially different from those of the proposed Transactions. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the transactions differently than they would affect the proposed Transactions.

Using publicly available information, J.P. Morgan calculated, for each selected transaction, the multiple of the target company’s FV implied in the relevant transaction to the target company’s Adjusted EBITDA for the immediately following 12 months as of the date of the announcement of the applicable transaction (the “FV/EBITDA”).

Based on the results of this analysis, J.P. Morgan selected a FV/EBITDA reference range for Global Blue of 10.0x to 14.0x. J.P. Morgan then applied such reference range to Global Blue’s Adjusted EBITDA for the next 12 months as of December 31, 2024 provided in the Projections. The analysis indicated a range of implied FV for Global Blue (rounded to the nearest $10 million) of approximately $2,220 million to $3,110 million, which J.P. Morgan compared to the Aggregate Consideration.

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied net present value for Global Blue. J.P. Morgan calculated the unlevered free cash flow that Global Blue is expected to generate from fiscal year 2025 through fiscal year 2030 based on the Projections. J.P. Morgan also calculated a range of terminal values for Global Blue at the end of this period by applying perpetual growth rates ranging from 1.7% to 2.7%, based on inputs provided by Global Blue’s management, to estimates of terminal revenue for Global Blue at the end of fiscal year 2030, as provided in the Projection.

J.P. Morgan then discounted the unlevered free cash flow estimates and the range of terminal values to present value as of December 31, 2024 using a range of discount rates from 9.75% to 10.75%, which range was chosen by J.P. Morgan based on an analysis of the weighted average cost of capital of Global Blue. The present values of the unlevered free cash flow estimates and the range of terminal values were then adjusted by subtracting net debt and other adjustments for Global Blue as of December 31, 2024. This analysis indicated a range of implied net present values for Global Blue (rounded to the nearest $10 million) of approximately $2,180 million to $2,760 million, which J.P. Morgan compared to the Aggregate Consideration.

Miscellaneous.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of Global Blue. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to Global Blue and none of the selected transactions reviewed was identical to the proposed Transactions. However, the companies selected were chosen by J.P. Morgan because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Global Blue and the transactions selected were chosen by J.P. Morgan because certain aspects of the transactions, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the proposed Transactions. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Global Blue and the transactions compared to the proposed Transactions.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise Global Blue with respect to the proposed Transactions and deliver an opinion to the Global Blue board with respect to the proposed Transactions on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with Global Blue and the industries in which it operates.

For financial advisory services rendered in connection with the proposed Transactions, Global Blue has agreed to pay J.P. Morgan an estimated fee of up to approximately $10 million, $2.5 million of which became payable to J.P. Morgan at the time J.P. Morgan delivered its opinion and the remainder of which is contingent and payable upon the consummation of the proposed Transactions. In addition, Global Blue has agreed to reimburse J.P. Morgan for certain of its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement.

During the two years preceding the date of J.P. Morgan’s written opinion, neither J.P. Morgan nor its affiliates have had any material financial advisory or other material commercial or investment banking relationships with Shift4 or CK Opportunities Fund, Global Blue’s 13% shareholder. During the two years preceding the date of J.P. Morgan’s written opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Global Blue, for which J.P. Morgan and its affiliates have received customary compensation. Such services during such period have included acting as bookrunner on a credit facility in January 2024 and as bookrunner on a credit facility in July 2024. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had and continue to have commercial or investment banking relationships with Silver Lake, Global Blue’s controlling shareholder, for which J.P. Morgan and such affiliates have received or will receive customary compensation. Such services during such period have included providing debt syndication, debt underwriting and financial advisory services to portfolio companies of Silver Lake. In addition, J.P. Morgan and/or its affiliates are currently providing investment banking services to Silver Lake and/or its affiliates, in connection with transactions that are unrelated to the Transactions. J.P. Morgan and/or its affiliates expect to receive customary compensation in connection with such investment banking services which, considered in the aggregate and assuming all the transactions are actually completed, are expected by J.P. Morgan to be significantly greater than the fee for financial advisory services that J.P. Morgan expects to receive from Global Blue in connection with the Transactions. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Silver Lake and portfolio companies of Silver Lake, for which it receives customary compensation or other financial benefits. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of Global Blue and Shift4. During the two year period preceding delivery of its opinion, the aggregate fees recognized from Global Blue were approximately $7,000,000, from Shift4 were approximately $150,000, and from Silver Lake and its controlled portfolio companies were approximately $180,000,000. In the ordinary course of their businesses, J.P. Morgan and its affiliates actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of Global Blue and Shift4 for their own account or for the accounts of customers and, accordingly, likely hold long or short positions in such securities or other financial instruments.

(e) Opinion of IFBC AG

IFBC was retained by Global Blue to act as an independent fairness opinion provider to the Global Blue board of directors in connection with the Transactions and, upon Global Blue’s request, to render its fairness opinion to the Global Blue board in connection therewith. IFBC is a Zurich-based internationally recognized corporate finance and financial advisory firm that is qualified by the Swiss Takeover Board to perform fairness opinions and is therefore regularly engaged to render financial opinions in connection with mergers, acquisitions and other types of transactions. Global Blue selected IFBC to act as its financial advisor based on IFBC’s qualifications, expertise and reputation, its knowledge of Global Blue’s industry and its knowledge and understanding of the business and affairs of Global Blue. At a meeting of the Global Blue board on February 16, 2025, IFBC rendered its oral opinion, subsequently confirmed in its written opinion dated February 16, 2025, to the Global Blue board that, as of the date thereof and based upon and subject to, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by IFBC in connection with the opinion (which are stated in its written opinion), the Common Shares Consideration of $7.50 per share to be received by the holders of Global Blue Common Shares (other than Shift4, Merger Sub and their affiliates) in the Offer was fair to such holders, from a financial point of view.

The full text of IFBC’s written opinion delivered to the Global Blue board, dated February 16, 2025, is attached as Annex II to and incorporated into this document by reference in its entirety. IFBC’s written opinion has been provided by IFBC at the request of the Global Blue board and is subject to, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by IFBC in connection with the opinion (which are stated therein). You are encouraged to read the opinion carefully in its entirety. IFBC provided its opinion to the Global Blue board, in its capacity as such, in connection with and for purposes of its evaluation of the Transactions only. IFBC’s opinion does not constitute a recommendation as to any action the Global Blue board should take with respect to the Transactions or any aspect thereof. IFBC’s opinion does not constitute a recommendation to any holder of Global Blue Common Shares as to whether to tender such shares in the Offer or as to how any holder of Global Blue Shares should otherwise act with respect to the Transactions or any other matter. The following is a summary of IFBC’s opinion and the methodology that IFBC used to render its opinion. This summary of the IFBC opinion is qualified in its entirety by reference to the full text of IFBC’s written opinion.

In establishing its opinion, IFBC, among other things:

•	reviewed the financial terms and conditions of a draft of the Transaction Agreement dated February 15, 2025;

•	reviewed certain publicly available historical business and financial information relating to Global Blue’s performance;

•	reviewed certain historical business and financial information made available by the management of Global Blue;

•	reviewed various financial forecasts and other data provided to IFBC or approved for IFBC’s use by Global Blue’s management relating to Global Blue’s business;

•	reviewed publicly available financial estimates relating to Global Blue’s business;

•	held discussions with representatives of Global Blue with respect to the businesses and prospects of Global Blue;

•	reviewed public information of companies conducting similar business as Global Blue;

•	compared the financial performance of Global Blue and its stock market trading multiples with those of certain other publicly traded companies that IFBC deemed relevant;

•	reviewed the financial terms and conditions of similar transactions which IFBC believed to be generally relevant for assessing the transaction;

•	reviewed historical stock prices and trading volumes of Global Blue Common Shares; and

•	conducted other financial studies, analyses and investigations as deemed appropriate by IFBC.

For purposes of its analysis and opinion, IFBC assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by IFBC, and IFBC assumes no liability therefore. With respect to the projected financial data relating to Global Blue referred to above, IFBC assumed that such data had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of Global Blue’s senior management as to the future financial performance of Global Blue. IFBC expressed no view as to any projected financial data relating to Global Blue or the assumptions on which such data was based.

For purposes of rendering its opinion, IFBC assumed, with the consent of the of Global Blue board, that (i) the final executed form of the Transaction Agreement would not differ from the draft reviewed by IFBC in any respect material to its analysis or its opinion, (ii) that the consummation of the Offer would be effected in accordance with the terms and conditions of the Transaction Agreement, without waiver, modification or amendment of any term, condition or agreement that would be material to its analysis or its opinion, and (iii) that, in the course of obtaining the necessary regulatory or third party consents and approvals (contractual or otherwise) for the Offer, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Global Blue, Shift4 or Merger Sub, or the contemplated benefits of the Offer. IFBC also assumed that the representations and warranties of each party contained in the Transaction Agreement were true and correct, that the parties to the Transaction Agreement would perform all of the covenants and agreements required to be performed by them under the Transaction Agreement and that all conditions to the consummation of the Offer would be satisfied without waiver or modification thereof that would be material to its analysis or its opinion. IFBC further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Offer would be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the consummation of the Offer or materially reduce the benefits to the holders of Global Blue Common Shares.

IFBC did not make, nor assume any responsibility for making, any independent valuation or appraisal of the assets or liabilities of Global Blue or any other party, nor was IFBC furnished with any such appraisals. IFBC did not evaluate the solvency or fair value of Global Blue, Shift4 or Merger Sub, or the impact of the Offer or the other transactions contemplated by the Transaction Agreement thereon, under any laws or regulation relating to bankruptcy, insolvency or similar matters. IFBC’s opinion was necessarily based upon information made available to it as of the date of its opinion and financial, economic, market and other conditions as they existed and as could be evaluated on the date of its opinion. Subsequent developments may affect IFBC’s opinion and IFBC does not have any obligation to update, revise or reaffirm its opinion.

IFBC was not asked to pass upon, and expressed no opinion with respect to, any matter relating to the Transactions other than the fairness of the Common Shares Consideration of $7.50 per Global Blue Common Share to be received by the holders of Global Blue Common Shares, from a financial point of view. IFBC did not express any view on, and its opinion did not address, the fairness of the Offer or any other transactions contemplated by the Transaction Agreement to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of Global Blue, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Global Blue, or any class of such persons, whether relative to the Common Shares Consideration of $7.50 per share to be received by the holders of Global Blue Common Shares or otherwise. Nor did IFBC’s opinion address the relative fairness of the Common Shares Consideration of $7.50 per share to be received by the holders of Global Blue Common Shares as compared with the Series A Shares Consideration and Series B Shares Consideration. IFBC’s opinion did not address the relative merits of the Offer or the other transactions contemplated by the Transaction Agreement as compared to other business or financial strategies that might be available to Global Blue, nor did it address the underlying business decision of Global Blue to engage in the Offer or the other transactions contemplated by the Transaction Agreement. IFBC’s opinion did not constitute a recommendation to the Global Blue board or to any other persons in respect of the Offer or the other transactions contemplated by the Transaction Agreement, including as to whether any holder of Global Blue Common Shares (or Global Blue Series A Shares or Global Blue Series B Shares) should tender shares in the Offer or as to how any holder of Global Blue Shares should vote or otherwise act in respect of the Offer or any other transaction contemplated by the Transaction Agreement. IFBC expressed no opinion as to the price at which Global Blue Common Shares, Global Blue Series A Shares or Global Blue Series B Shares will trade at any time. IFBC is not a legal, regulatory, accounting or tax expert and assumed the accuracy and completeness of assessments by Global Blue and its other advisors with respect to legal, regulatory, accounting and tax matters.

IFBC’s opinion was addressed to, and was for the information and benefit of, the Global Blue board (in its capacity as such) in connection with its evaluation of the Offer and the other transactions contemplated by the Transaction Agreement. The issuance of IFBC’s opinion was approved by an Opinion Committee of IFBC.

Summary of Financial Analyses

The following is a summary of the material financial and comparative analyses that IFBC performed in connection with rendering its opinion. This summary is not a complete description of all analyses performed and factors considered by IFBC in connection with its opinion and the order of the analyses described does not represent relative importance or weight given to those analyses by IFBC. The preparation of a financial opinion is a complex process involving subjective judgements and is not necessarily susceptible to partial analysis or summary description. These analyses necessarily involve complex considerations and judgements concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

IFBC believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors, or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying IFBC’s analyses and opinion. IFBC did not draw conclusions from, or with regard to, any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of Global Blue prepared by Global Blue’s senior management and used in or underlying IFBC’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, IFBC considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Global Blue. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies actually may be sold.

The following summary does not purport to be a complete description of the financial analyses performed by IFBC. The following quantitative information, to the extent that it is based on market data, is based on market data as it existed, for Global Blue, as of the closing trading price on February 14, 2025, the last full trading day prior to execution of the Transaction Agreement and is not necessarily indicative of current or future market conditions. Fully diluted share numbers for Global Blue used below were provided by, and used at the direction of, Global Blue’s senior management. For purposes of its analyses, IFBC converted amounts from Euro to U.S. dollars at the EUR/USD spot rate of 1.0492 on February 14, 2025.

Discounted Cash Flow Analysis

In order to estimate the present value of the Global Blue Common Shares as of February 14, 2025, IFBC performed a discounted cash flow analysis of Global Blue using certain financial forecasts and estimates prepared by Global Blue’s senior management for financial year 2024/25 through financial year 2027/28 that the Global Blue board directed IFBC to utilize for purposes of its analyses. IFBC considered these forecasts and estimates in relation to analyst estimates, peer group companies’ consensus estimates and relevant industry outlook that it deemed appropriate. A discounted cash flow analysis is a method of calculating a company’s implied equity value using estimates of the future unlevered free cash flows expected to be generated by the company and taking into consideration the time value of money with respect to those future cash flows by calculating their present value. For purposes of IFBC’s analyses:

•

“free cash flow” refers to net operating profit after taxes (“NOPAT”) plus depreciation and amortization, plus or minus changes in operating cash and net working capital, minus post-tax contingency costs and capital expenditures, in each case as provided by Global Blue’s senior management;

•

“present value” refers to the current value of future free cash flows and is obtained by discounting those future free cash flows back to the present using a discount rate that takes into account estimates of risk, the opportunity costs of capital and other factors; and

•	“terminal value” refers to the value of all free cash flows for periods beyond the final forecast period.

Using the financial forecasts provided to IFBC and a discount rate of 9.6% percent (reflecting IFBC’s estimate of Global Blue’s weighted average cost of capital), IFBC calculated the operating enterprise value of Global Blue as approximately €2,525.2 million as of December 31, 2024, being the sum of (i) the discounted unlevered free cash flows that Global Blue was forecasted to generate for the financial years 2024/25 through 2029/30 and (ii) the discounted terminal value of Global Blue. IFBC calculated Global Blue’s unlevered free cash flow for the terminal value based on a terminal value growth rate of 2.2%, a sustainable Adjusted EBITDA margin assumption of 46.7% and a sustainable capital expenditures level of €51.1 million, in each case, using historical and forecasted figures provided by Global Blue’s senior management. In order to determine Global Blue’s implied aggregate common equity value, its operating enterprise value was (i) increased by approximately €96.8 million mainly non-operating cash in excess of operating cash needs (with de-minimis adjustments for joint venture investments and deferred tax assets and liabilities not reflected in free cash flows) and (ii) decreased by approximately €612.2 million in financial debt, the aggregate consideration of approximately €428.8 million payable in respect of the Global Blue Series A Shares and Global Blue Series B Shares in the Transactions, €10.0 million of assumed transaction costs, other debt-like items of approximately €45.8 million and the fair market value of non-controlling interests of approximately €157.9 million, in each case as provided by management of Global Blue (except with respect to non-controlling interests). The fair market value of the non-controlling interests was determined using a dividend discount analysis applying a 10.61% cost of equity based on dividend payouts attributable to Global Blue’s minority interests for the financial years 2024/25 through 2027/28 and that IFBC calculated for an extrapolation period of the financial years 2028/29 through 2029/30 based on certain assumptions provided by Global Blue’s senior management. The profit attributable to non-controlling interests for the extrapolation period and terminal value of non-controlling interests was calculated based on 9.0% annual top-line growth at constant profitability levels, a 67.2% payout ratio for the extrapolation period, an 80% sustainable payout ratio and a 2.2% terminal value growth rate, in each case as provided by Global Blue’s senior management.

The resulting implied aggregate common equity value of approximately €1,367.2 million as of December 31, 2024 was compounded to February 14, 2025 and then divided by the number of fully diluted Global Blue Common Shares outstanding, resulting in an implied value per share of $7.28 as of February 14, 2025. According to this analysis, the implied value per Global Blue Common Share as of February 14, 2025 was $7.28, compared with the Common Shares Consideration of $7.50 per Global Blue Common Share. IFBC also performed sensitivity analyses by utilizing (i) a range of Adjusted EBITDA margin of 46.2% to 47.2% and (ii) a range of sustainable capital expenditure levels of €49.1 million to €53.1 million, in each case utilizing a range of weighted average cost of capital of 9.10% to 10.10%. This analysis resulted in a range of implied values per Global Blue Common Share as of February 14, 2025 of $6.25 to $8.46, as compared with the Common Shares Consideration of $7.50 per Global Blue Common Share.

Selected Public Companies Analysis

Using publicly available information, IFBC reviewed and compared the ratio of enterprise value (“EV”) as of February 14, 2025 to Adjusted EBITDA for the previous 12 month period (“LTM Adjusted EBITDA”) as of February 14, 2025 and estimated EBITDA for financial years 2024/25 (“03/2025E Adjusted EBITDA”) and 2025/26 (“03/2026E Adjusted EBITDA”) each ending March 31 of the respective year for Global Blue, Shift4 and the five publicly traded companies with overlapping presence in payment processing and cross-border transactions, particularly in travel, e-commerce and international retail described in the table below. For Shift4 and each of the selected companies, IFBC considered multiples based on reported figures and size-adjusted multiples calculated to take into account differences in the market capitalization of Global Blue, Shift4 and the selected companies. All Adjusted EBITDA figures were reduced by share-based compensation expense and capitalized research and development costs. In addition, to account for differences between IFRS and GAAP,

IFBC reduced the Adjusted EBITDA of each of the selected companies (other than Global Payments Inc.) by the amount of capitalized lease payments, as applicable. The following table presents the results of this analysis:

Adjusted EBITDA Multiples
Company	Country	Size-adjusted			Size-unadjusted
		LTM	03/2025E	03/2026E	LTM	03/2025E	03/2026E
Amadeus IT Group, S.A.	Spain	18.4x	18.2x	16.4x	21.3x	21.0x	19.0x
Edenred SE	France	11.1x	11.0x	10.3x	12.0x	11.9x	11.2x
Global Blue	Switzerland	17.7x	17.1x	14.5x	17.7x	17.1x	14.5x
Global-E Online Ltd.	Israel	92.0x	86.3x	57.8x	99.6x	93.5x	62.5x
Global Payments Inc.	USA	9.6x	9.5x	9.0x	11.1x	11.0x	10.4x
Shift4	USA	20.2x	19.6x	15.6x	21.9x	21.2x	16.9x
Worldline SA	France	14.6x	14.5x	13.7x	14.6x	14.5x	13.7x
Median		17.7x	17.1x	14.5x	17.7x	17.1x	14.5x

Based on the analysis of the metrics described above and IFBC’s professional judgment, IFBC applied the median size-adjusted multiples described above to the LTM, 03/2025E and 03/2026E Adjusted EBITDA of Global Blue as provided by Global Blue’s senior management, resulting in a range of implied values per Global Blue Common Share of $5.91 to $6.33, with a median value of $6.12, compared with the Common Shares Consideration of $7.50 per Global Blue Common Share.

The companies listed above were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of IFBC’s analysis, were considered similar to those of Global Blue. However, certain of these companies may have financial and operating characteristics that are materially different from those of Global Blue. No company used as a comparison in the selected companies analysis is identical to Global Blue. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect Global Blue. In evaluating Shift4 and the group of selected companies, IFBC made judgements and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Global Blue, such as the impact of competition on the business of Global Blue or the industry generally, industry growth and the absence of any material adverse change in the financial conditions or prospects of Global Blue or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using peer group data. Rather, it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies involved.

Precedent Transactions Analyses

IFBC also analyzed certain transaction values in the four acquisition transactions announced since 2015 described in the table below that IFBC, in its professional judgement, deemed generally relevant for comparative purposes as they involve businesses that IFBC judged to be sufficiently analogous to Global Blue’s business (or aspects thereof) based on IFBC’s experience and familiarity with the industries in which Global Blue operates. For each precedent transaction, IFBC reviewed the EV of the target company in the transaction as a multiple of LTM Adjusted EBITDA. IFBC considered multiples based on reported figures and size-adjusted multiples calculated to take into account differences in the market capitalization of Global Blue and the target companies.

Estimated financial data of the selected transactions was based on publicly available information at the time of announcement of the relevant transaction. The following table presents the results of this analysis:

EV/LTM Adjusted EBITDA
Date of Announcement	Target	Acquiror	Size-adjusted	Size-unadjusted
January 16, 2020	Global Blue SA	Far Point Acquisition Corporation	12.0x	12.0x
October 26, 2017	Planet Payment Inc.	Fintrax Group Holdings Ltd	26.2x	22.4x
March 15, 2017	Global-Taxfree Corp.	Yuanta 1 Special Purpose Acquisition Co., Ltd.	17.3x	14.8x
March 29, 2016	Currency Select	Global Blue SA	18.2x	15.6x
3rd quartile			20.2x	17.3x
Median			17.7x	15.2x
1st quartile			16.0x	14.1x

None of the selected transactions reviewed was identical to the Transactions. However, the selected transactions were chosen by IFBC because IFBC judged certain aspects of the transactions, for purposes of IFBC’s analysis, to be similar to the Offer. The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Global Blue and the target companies included in the selected precedent transaction analysis. In addition, the selected precedent transactions occurred during periods in which financial, economic and market conditions were different from those in existence as of the date of IFBC’s opinion. IFBC was not able to adjust the relevant Adjusted EBITDA figures on a like-for-like basis with respect to lease payments, share-based compensation expense and capitalized research and development costs due to limitations with respect to available information. Accordingly, IFBC determined, based on its professional judgment, that a purely quantitative selected precedent transaction analysis would not be particularly relevant in the context of considering the Offer. IFBC therefore made qualitative judgments concerning the differences between the characteristics of the selected precedent transactions and the Offer that would affect the acquisition values of the selected target companies and Global Blue.

After reviewing the above analyses, IFBC applied a range of multiples of EV to LTM Adjusted EBITDA of 16.0x to 20.2x to LTM Adjusted EBITDA of Global Blue, resulting in a range of implied values per Global Blue Common Share of $5.13 to $8.03, with a median value of $6.34, compared with the Common Shares Consideration of $7.50 per Global Blue Common Share.

Other Information

IFBC also observed the additional factors described below.

•

Common Share Price Analysis. IFBC observed that the Common Shares Consideration of $7.50 per Global Blue Common Share represented a 14.7% premium to the closing price of $6.54 per Global Blue Common Share on February 14, 2025 and a 9.6% premium to the 60-day volume weighted average trading price of $6.84 per Global Blue Common Share as of February 14, 2025.

•

Analyst Price Targets. IFBC observed that the two publicly available Wall Street research analysts’ share price targets for the Global Blue Common Shares were $7.00 to $8.00, as compared to the Common Shares Consideration of $7.50 per Global Blue Common Share.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying IFBC’s opinion. In arriving at its fairness determination, IFBC considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, IFBC made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses and the other factors described above. No company or transaction used in the above-described analyses as a comparison is directly comparable to Global Blue or Shift4 or the Offer. The terms of the Transaction Agreement, including the Offer Consideration, were determined through arm’s-length negotiations between Global Blue and Shift4, rather than IFBC, and the decision to enter into the Transaction Agreement was solely that of Global Blue and Shift4. IFBC’s opinion (including the underlying financial analyses) was only one of many factors considered by the Global Blue board in its evaluation of the Transactions and should not be viewed as determinative of the views of the Global Blue board or senior management of Global Blue with respect to the Transactions.

IFBC prepared these analyses for purposes of providing its opinion to the Global Blue board as to the fairness, from a financial point of view, as of the date of the written opinion of IFBC, of the Common Shares Consideration of $7.50 per Global Blue Common Share to be received by the holders of Global Blue Common Shares pursuant to the Transaction Agreement. These analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Global Blue, Shift4, IFBC or any other person assumes responsibility if future results are materially different from those forecasts.

IFBC was retained by Global Blue to act as an independent fairness opinion provider to the Global Blue board in connection with the Transactions and will receive compensation for its services. Specifically, IFBC is entitled to receive a fee of approximately CHF 350,000 in connection with delivery of the opinion described above and will be entitled to receive additional fees, currently estimated to be approximately CHF 125,000, in the event that Global Blue requests an additional opinion in connection with the Merger. Global Blue has also agreed to reimburse IFBC for out-of-pocket expenses and to indemnify IFBC for certain liabilities arising out of the performance of such services (including the rendering of IFBC’s opinion).

In the past two years, IFBC has not provided any financial advisory or other services to Global Blue (other than as described herein) or Shift4. IFBC may provide financial advisory and other services to or with respect to Global Blue or Shift4 or their respective affiliates in the future, for which it may receive compensation. While IFBC does not trade in the securities of Global Blue or Shift4, certain (i) of IFBC’s and its affiliates’ directors, officers and employees, or family members of such persons, (ii) of IFBC’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and/or other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Global Blue, Shift4 or any of their respective affiliates, or any other party that may be involved in the Transactions.

(f) Intent to Tender

Shift4 entered into the Support Agreements with the Supporting Shareholders, which include certain of Global Blue’s shareholders, executive officers and members of the Global Blue board who held Global Blue Shares as of February 16, 2025, to tender all of their Global Blue Shares subject to the Support Agreements. As of February 16, 2025, approximately 90% of the outstanding Global Blue Shares are subject to the Support Agreements.

In addition, to Global Blue’s knowledge, after making reasonable inquiry, all of Global Blue’s executive officers and directors currently intend to tender (and not withdraw), or cause to be tendered (and not withdraw), pursuant to the Offer all Global Blue Shares held of record and beneficially owned by such persons immediately prior to the Expiration Time or at such earlier date as set forth in the Support Agreements (other than Global Blue Shares for which such holder does not have discretionary authority). The foregoing does not include any Global

Blue Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets Retained, Employed, Compensated or Used

The Global Blue board selected J.P. Morgan and IFBC as its financial advisors in connection with the Offer. J.P. Morgan’s opinion and IFBC’s opinion to the Global Blue board, referred to above under “Item 4. The Solicitation or Recommendation,” do not constitute a recommendation to any shareholder of Global Blue as to whether or not that shareholder should tender Global Blue Shares in connection with the Offer or as to how such shareholder should otherwise act with respect to the Offer or any other matter. In connection with J.P. Morgan’s services as financial advisor to the Global Blue board, Global Blue has agreed to pay J.P. Morgan an aggregate fee of up to approximately $10 million, $2.5 million of which was payable upon the rendering of J.P. Morgan’s opinion and approximately $7.5 million of which is payable contingent upon consummation of the Transactions. In connection with IFBC’s services as financial advisor to the Global Blue board, Global Blue has agreed to pay IFBC an aggregate fee of approximately CHF 350,000 upon the rendering of IFBC’s opinion and an additional fee approximately CHF 125,000 payable in the event that Global Blue requests an additional opinion in connection with the Merger. In addition, Global Blue has agreed to reimburse certain of J.P. Morgan’s and IFBC’s expenses arising, and to indemnify J.P. Morgan and IFBC against certain liabilities that may arise, out of J.P. Morgan’s or IFBC’s engagement, respectively.

Neither Global Blue nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of Global Blue on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company

No transactions with respect to Global Blue Shares have been effected by Global Blue, or, to Global Blue’s knowledge, after making reasonable inquiry, any of its directors, executive officers or affiliates during the 60 days before the date of this Schedule 14D-9, other than (i) in the ordinary course of business under an Global Blue share option or other equity-related award plan, agreement or program; (ii) certain amendments to the Option Plan and the RSA Plan prior to the Acceptance Time, (iii) entry into the RSA Letter Agreements or (iv) the transactions described below:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share
Thomas W. Farley	February 18, 2025	Global Blue Shares sold in multiple transactions pursuant to a Rule 10b5-1 trading plan and the weighted average price per share in such transactions	1,403	$6.43
Thomas W. Farley	February 14, 2025	Global Blue Shares sold in multiple transactions pursuant to a Rule 10b5-1 trading plan and the weighted average price per share in such transactions	2,000	$6.60
Thomas W. Farley	February 13, 2025	Global Blue Shares sold in multiple transactions pursuant to a Rule 10b5-1 trading plan and the weighted average price per share in such transactions	2,000	$6.76
Thomas W. Farley	February 12, 2025	Global Blue Shares sold in multiple transactions pursuant to a Rule 10b5-1 trading plan and the weighted average price per share in such transactions	2,000	$6.57

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share
Thomas W. Farley	February 11, 2025	Global Blue Shares sold in multiple transactions pursuant to a Rule 10b5-1 trading plan and the weighted average price per share in such transactions	2,000	$6.53
Thomas W. Farley	February 10, 2025	Global Blue Shares sold in multiple transactions pursuant to a Rule 10b5-1 trading plan and the weighted average price per share in such transactions	2,000	$6.60
Thomas W. Farley	February 7, 2025	Global Blue Shares sold in multiple transactions pursuant to a Rule 10b5-1 trading plan and the weighted average price per share in such transactions	2,000	$6.47
Thomas W. Farley	February 6, 2025	Global Blue Shares sold in multiple transactions pursuant to a Rule 10b5-1 trading plan and the weighted average price per share in such transactions	2,000	$6.42
Thomas W. Farley	February 5, 2025	Global Blue Shares sold in multiple transactions pursuant to a Rule 10b5-1 trading plan and the weighted average price per share in such transactions	2,000	$6.61
Thomas W. Farley	February 4, 2025	Global Blue Shares sold in multiple transactions pursuant to a Rule 10b5-1 trading plan and the weighted average price per share in such transactions	2,000	$6.66
Thomas W. Farley	February 3, 2025	Global Blue Shares sold in multiple transactions pursuant to a Rule 10b5-1 trading plan and the weighted average price per share in such transactions	2,000	$6.70
Thomas W. Farley	January 31, 2025	Global Blue Shares sold in multiple transactions pursuant to a Rule 10b5-1 trading plan and the weighted average price per share in such transactions	2,500	$6.93
Thomas W. Farley	January 30, 2025	Global Blue Shares sold in multiple transactions pursuant to a Rule 10b5-1 trading plan and the weighted average price per share in such transactions	2,500	$7.08
Thomas W. Farley	January 29, 2025	Global Blue Shares sold in multiple transactions pursuant to a Rule 10b5-1 trading plan and the weighted average price per share in such transactions	2,500	$7.22
Thomas W. Farley	January 28, 2025	Global Blue Shares sold in multiple transactions pursuant to a Rule 10b5-1 trading plan and the weighted average price per share in such transactions	2,500	$7.26
Thomas W. Farley	January 27, 2025	Global Blue Shares sold in multiple transactions pursuant to a Rule 10b5-1 trading plan and the weighted average price per share in such transactions	2,500	$7.20

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share
Thomas W. Farley	January 24, 2025	Global Blue Shares sold in multiple transactions pursuant to a Rule 10b5-1 trading plan and the weighted average price per share in such transactions	2,500	$7.39
Thomas W. Farley	January 23, 2025	Global Blue Shares sold in multiple transactions pursuant to a Rule 10b5-1 trading plan and the weighted average price per share in such transactions	2,500	$7.50
Thomas W. Farley	January 22, 2025	Global Blue Shares sold in multiple transactions pursuant to a Rule 10b5-1 trading plan and the weighted average price per share in such transactions	2,500	$7.37
Thomas W. Farley	January 21, 2025	Global Blue Shares sold in multiple transactions pursuant to a Rule 10b5-1 trading plan and the weighted average price per share in such transactions	2,500	$7.29

For further information, please see information as set forth in this Schedule 14D-9 under the caption entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Global Blue and its Directors, Executive Officers and Affiliates”.

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as indicated in this Schedule 14D-9 (including the exhibits hereto), Global Blue is not currently undertaking or engaging in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of Global Blue’s securities by Global Blue, Global Blue’s affiliates or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Global Blue or Global Blue’s subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Global Blue or any subsidiary of Global Blue, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Global Blue.

As described in the Transaction Agreement, the Global Blue board, in connection with the exercise of Global Blue’s directors’ duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited takeover proposal, as set forth in Section 12 (The Transaction Agreement; Other Agreements—The Transaction Agreement) of the Offer to Purchase.

The information set forth in Section 13 (Purpose of the Offer; Plans for Global Blue) and Section 12 (The Transaction Agreement; Other Agreements) of the Offer to Purchase is incorporated herein by reference.

Item 8.	Additional Information

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Global Blue and its Directors, Executive Officers and Affiliates” is incorporated herein by reference.

Conditions of the Offer

The information set forth in Section 16 (Conditions to the Offer) of the Offer to Purchase is incorporated herein by reference.

Shareholder Approval Not Required; Extraordinary General Meeting

The entry into the Transaction Agreement and the Offer as such do not require approval by Global Blue’s shareholders. However, the affirmative vote of at least the majority of the votes cast is required to approve the Board Modification, subject to and effective upon the Acceptance Time.

For purposes of submitting the Board Modification for shareholder approval, in accordance with the terms of the Transaction Agreement, the Global Blue board will convene an extraordinary general meeting of shareholders (the “EGM”), to be held within 30 days prior to the anticipated Acceptance Time. Shareholders of Global Blue who hold Global Blue Shares on the voting record date (as determined by the Global Blue board) will be entitled to attend the EGM and vote on the Board Modification. The Global Blue board unanimously recommends that shareholders approve and adopt the Board Modification.

The only vote of the shareholders of Global Blue required to approve the Merger Agreement is the approval by the subsequent Global Blue shareholder meeting with the affirmative vote of at least 90% of all Global Blue Shares outstanding (excluding shares held by Global Blue) as required pursuant to article 18 (5) of the Swiss Merger Act, with the minutes of such meeting and the vote to be recorded in the form of a public deed as required pursuant to the applicable Swiss law. In addition, Global Blue may propose to the Global Blue shareholder meeting to approve the delisting and deregistration of Global Blue Shares (together with the approval of the Merger Agreement, the “Subsequent EGM Matters”).

For purposes of submitting the Subsequent EGM Matters for shareholder approval, in accordance with the terms of the Transaction Agreement, the Global Blue board will convene an extraordinary general meeting of shareholders (the “Subsequent EGM”), which is scheduled to be held within 90 days after the Acceptance Time. Shareholders of Global Blue who hold Global Blue Shares on the voting record date for the Subsequent EGM (as determined by the Global Blue board) will be entitled to attend the Subsequent EGM and vote on the Subsequent EGM Matters. The Global Blue board unanimously recommends that shareholders vote in favor of all these proposals.

Appraisal Rights

Global Blue shareholders are not entitled under Swiss law or otherwise to appraisal rights with respect to the Offer. However, if following the completion of the Offer, Shift4 has acquired or controls, directly or indirectly, at least 90% of all outstanding Global Blue Shares (excluding Global Blue Shares held by Global Blue in treasury), no actions or proceedings are pending with respect to the exercisability of the voting rights associated with those Global Blue Shares, and no other legal impediment to a squeeze out merger under Swiss law exists, Shift4 will, indirectly through Merger Sub, initiate a squeeze out merger under Swiss law. In connection with the Merger, Global Blue shareholders can exercise appraisal rights under article 105 of the Swiss Merger Act by filing a suit against the Surviving Company with the competent Swiss civil court at the registered office of the Surviving Company or of Global Blue. The suit must be filed by Global Blue shareholders within two months after the Merger Agreement approval by the Global Blue shareholders has been published in the Swiss Official Gazette of Commerce. Global Blue shareholders who tender all of their Global Blue Shares in the Offer, and who do not acquire Global Blue Shares thereafter, will not be able to file a suit to exercise appraisal rights. If such a suit is filed by non-tendering Global Blue shareholders, the court will determine whether the Merger Consideration was inadequate and the amount of compensation due to the relevant Global Blue shareholder, if any, and such court’s determination will benefit remaining Global Blue shareholders who are in the same legal position as those who filed the suit. The filing of an appraisal suit will not prevent completion of the Merger.

Legal Proceedings

There are currently no legal proceedings relating to the Transactions.

Regulatory Approvals

The Transaction Agreement provides that each of Shift4 and Merger Sub will use its respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under the Transaction Agreement, the Merger Agreement and applicable law to, as promptly as reasonably practicable following the date of the Transaction Agreement, obtain the notices, applications, filings, authorizations, orders, approvals and waivers from the following governmental entities in (i) Portugal, Spain and Turkey with respect to antitrust and competition approvals, (ii) Austria and Italy with respect to foreign direct investment approvals and (iii) approval from the Bank of Italy for the acquisition of the indirect control of Global Blue Currency Choice Italia s.r.l. by Shift4 and its relevant affiliates, each of which have jurisdiction over enforcement of applicable antitrust, competition, foreign direct investment, financial services or payments regulatory law (the “Transaction Approvals”).

In furtherance and not in limitation of the foregoing, each of Global Blue and Shift4 agrees to make (as may be required under applicable law): (i) as promptly as reasonably practicable following the date of the Transaction Agreement (and in any event not later than 15 business days following the date of the Transaction Agreement, other than the regulatory filing with the Bank of Italy, which will be submitted as promptly as reasonably practicable following the date of the Transaction Agreement), the appropriate filings and notifications required by all Transaction Approvals and to supply as promptly as practicable any additional information and documentary material that may be reasonably requested under such requirements, and (ii) as promptly as reasonably practicable following the Acceptance Time and in any event not later than ten (10) business days following the Acceptance Time, the appropriate filings and notifications required by any governmental entity, and to provide as promptly as reasonably practicable any information and documents that may be reasonably requested pursuant to such requirements. Subject to the Transaction Agreement, Global Blue, Shift4 and Merger Sub will use reasonable best efforts to obtain all other third-party consents required in connection with the Offer and the Merger.

To the extent permissible under applicable law and in each case regarding the Offer and the Merger or any of the other transactions contemplated by the Transaction Agreement and a Merger Agreement to be entered into between Global Blue and Merger Sub, each of Global Blue and Shift4 will, in connection with the efforts referenced above to obtain the Transaction Approvals from governmental entities, use its reasonable best efforts to: (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) promptly inform the other party of any substantive communication received by such party from, or given by such party to, any governmental entity and of any substantive communication received or given in connection with any proceeding by a private party; (iii) give the other party, or the other party’s legal counsel, reasonable opportunity, in advance of the transmission thereof, to review and comment on any substantive communication given by it to, and consult with each other in advance of any material meeting, conference or substantive communication with, any governmental entity or, in connection with any proceeding by a private party, with any other person; and (iv) unless prohibited by a governmental entity or other person, give the other party and its legal counsel the opportunity to attend and participate in such material meetings, conferences and substantive communications. Each of Global Blue and Shift4 will furnish to the other copies of all substantive filings, submissions, material correspondence and material communications from or with any governmental entity (or any other person in connection with any proceeding initiated by a private party) in connection with the Offer and the Merger and the other transactions contemplated by the Transaction Agreement and the Merger Agreement. Global Blue and Shift4 may, as each deems advisable and necessary, reasonably designate material provided to the other party as “Outside Counsel Only Material,” and may redact the material as each deems necessary to (A) remove references concerning valuation, (B) comply with contractual arrangements, (C) address legal privilege or confidentiality concerns, or (D) comply with applicable law. Furthermore, Shift4 may arrange and attend meetings with governmental entities in relation to the Transaction Approvals without the participation of Global Blue, to the extent necessary to protect confidential, commercially sensitive or personal information relating to Shift4 or its affiliates. Without limiting any of Shift4’s obligations under the Transaction Agreement, Shift4 will control the ultimate strategy for securing approvals and expiration of relevant waiting periods under any applicable laws relating to the Transaction Approvals.

Notwithstanding the foregoing, Shift4 will, and will cause its controlled affiliates to take all actions necessary to obtain any authorization, consent or approval of a governmental entity necessary or advisable under any applicable law so as to enable the consummation of the transactions contemplated under the Transaction Agreement to occur as expeditiously as possible (and in any event no later than the End Date) and to resolve, avoid or eliminate any impediments or objections, if any, that may be asserted with respect to the transactions contemplated thereby, including: (i) taking such actions and agreeing to such requirements or conditions to mitigate any concerns as may be requested or required by a governmental entity in connection with any governmental filing, (ii) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of, or holding separate of, businesses, product or product lines, operations, investments, companies, rights or assets of Shift4 or its controlled affiliates (including, after the Acceptance Time, Global Blue and its subsidiaries) or any interest therein (including entering into customary ancillary agreements relating to any such sale, divestiture, licensing or disposition of such businesses, product or product lines, operations, investments, companies, rights or assets), or agreeing to any other structural or conduct remedy, (iii) terminating or restructuring existing relationships, contractual or governance rights or obligations of Shift4 or its controlled affiliates (including, after the Acceptance Time, Global Blue and its subsidiaries), (iv) terminating any venture or other arrangement of Shift4 or its controlled affiliates, including by ceasing existing operations of Shift4 or its controlled affiliates (including, after the Acceptance Time, Global Blue and its subsidiaries) and (v) otherwise taking or committing to take actions that after the Acceptance Time would limit Shift4’s or its controlled affiliates’ (including, after the Acceptance Time, Global Blue and its subsidiaries) freedom of action with respect to, or its ability to retain or control, one or more of the businesses, product or product lines, operations, investments, companies, rights or assets of Shift4 and its controlled affiliates (including, after the Acceptance Time, Global Blue and its subsidiaries) (each of the foregoing, a “Remedy”); provided, that, and notwithstanding anything to the contrary in the Transaction Agreement, Shift4 and its affiliates will not be required to take any action or agree to any requirement or condition that, individually or in the aggregate, would, or would reasonably be expected to have, a Burdensome Effect; provided, further, that nothing in the Transaction Agreement will obligate Global Blue and its subsidiaries, on the one hand, and Shift4 or any of Shift4’s controlled affiliates, on the other hand, to take or agree to take any such action not conditioned on the consummation of the Acceptance Time. A “Burdensome Effect” means a (A) material adverse effect on Shift4 and its subsidiaries (other than Global Blue and its subsidiaries), taken as a whole or (B) a material adverse effect on Global Blue and its subsidiaries, taken as a whole. Global Blue will not, without Shift4’s prior written consent commit to, or discuss, any Remedy with any governmental entity.

In furtherance and not in limitation of the covenants of the parties, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Merger or any other transaction contemplated by the Transaction Agreement as violative of any applicable laws, each of Shift4 and Merger Sub will (and Shift4 will cause its controlled affiliates to), at their cost and expense, use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any action, decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts the completion of the Offer or consummation of the Merger. Shift4 will be entitled to direct the defense of any such administrative or judicial action or proceeding by, or negotiations with, any governmental entity or other person relating to the Merger or Transaction Approvals under applicable law.

From the date of the Transaction Agreement until the earlier to occur of the Acceptance Time and the termination of the Transaction Agreement in accordance with its terms, neither Shift4 nor Merger Sub nor any of their affiliates will acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or equity interests, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation would reasonably be expected to: (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any of the Transaction Approvals; (ii) materially increase the risk of any governmental entity in any applicable jurisdiction seeking or entering an order prohibiting the consummation of the transactions contemplated by the Transaction Agreement or the Merger Agreement to be entered into between Global Blue and Merger Sub; or (iii) materially increase the risk of not being able to remove any such order on appeal or otherwise.

Anti-Takeover Laws

Global Blue has represented and warranted in the Transaction Agreement that no “fair price,” “moratorium,” “control share acquisition,” “interested shareholder” or other anti-takeover statute or regulation applicable to Global Blue would reasonably be expected to prevent, restrict, prohibit, materially delay or impair the ability of Global Blue to enter into the Transaction Agreement, consummate the Offer and the Merger or the other transactions contemplated thereby by reason of it being a party to the Transaction Agreement, performing its obligations thereunder and consummating the Offer and the Merger and the other transactions contemplated thereby.

If any government official or third party should seek to apply any such anti-takeover law to the Transaction Agreement, the Offer, the Merger or any of the other transactions contemplated by the Transaction Agreement, Global Blue will take such action as then appears desirable, which action may include challenging the applicability or validity of such law in appropriate court proceedings. In the event it is asserted that one or more anti-takeover laws are applicable to the Transaction Agreement, the Offer, the Merger or any of the other transactions contemplated by the Transaction Agreement and an appropriate court does not determine that it is or they are inapplicable or invalid as applied to the Offer or any of the other transactions contemplated by the Transaction Agreement, Global might be required to file certain information with, or to receive approvals from, the relevant authorities or holders of Global Blue Shares, and Global Blue might be unable to accept for payment or pay for Global Blue Shares tendered pursuant to the Offer, or might be delayed in continuing or consummating the Offer or any of the other transactions contemplated by the Transaction Agreement. In such case, Shift4 may not be obligated to accept for payment or pay for any tendered Global Blue Shares.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Global Blue, please see the Annual Report and the 2024 Quarterly Reports.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements contained in this communication may be identified by the use of words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of Global Blue and members of its management team. Forward-looking statements may include, without limitation, statements about the potential closing of the proposed acquisition of Global Blue and considerations related to such transaction. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements.

Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Global Blue’s shareholders will tender their stock in the tender offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived on the anticipated timeframe or at all, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the potential effects of the transaction on relationships with employees, business partners, or governmental entities; uncertainties related to obtaining regulatory approvals or actions, if any; other business effects, including the potential effects of industry, economic or political conditions outside of Global Blue’s control; transaction costs; the risk of litigation and/or regulatory actions related to the proposed transaction; actual or contingent liabilities; and other risks and uncertainties detailed from time to time in Global Blue’s reports filed with the SEC, including annual reports on Form 20-F.

All forward-looking statements contained in this communication are based on information available to Global Blue as of the date hereof and are made only as of the date of this release. Global Blue undertakes no obligation to update such information except as required under applicable law. These forward-looking statements should not be relied upon as representing Global Blue’s views as of any date subsequent to the date of this communication. In light of the foregoing, investors are urged not to rely on any forward-looking statement in reaching any conclusion or making any investment decision about any securities of Global Blue.

Item 9.	Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated as of March 21, 2025 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Shift4 Payments, Inc. and GT Holding 1 GmbH with the SEC on March 21, 2025).

(a)(1)(B)	Form of Letter of Transmittal to Tender Registered Ordinary Shares (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9 or IRS Form W-8) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Shift4 Payments, Inc. and GT Holding 1 GmbH with the SEC on March 21, 2025).

(a)(1)(C)	Form of Letter of Transmittal to Tender Registered Series A Convertible Preferred Shares (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9 or IRS Form W-8) (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Shift4 Payments, Inc. and GT Holding 1 GmbH with the SEC on March 21, 2025).

(a)(1)(D)	Form of Letter of Transmittal to Tender Registered Series B Convertible Preferred Shares (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9 or IRS Form W-8) (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Shift4 Payments, Inc. and GT Holding 1 GmbH with the SEC on March 21, 2025).

(a)(5)(A)	Opinion of J.P. Morgan Securities LLC, dated February 16, 2025 (included as Annex I to this Schedule 14D-9).

(a)(5)(B)	Opinion of IFBC AG, dated February 16, 2025 (included as Annex II to this Schedule 14D-9).

(a)(5)(C)	Press Release, dated February 26, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Global Blue Group Holding AG with the SEC on February 26, 2025).

(a)(5)(D)	Investor Presentation, dated February 26, 2025 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by Global Blue Group Holding AG with the SEC on February 26, 2025).

(e)(1)	Transaction Agreement, dated as of February 16, 2025, between Global Blue Group Holding AG and Shift4 Payments, Inc. and, from and after its execution and delivery of a joinder thereto on February 25, 2025, GT Holding 1 GmbH (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed by Global Blue Group Holding AG with the SEC on February 18, 2025).

Exhibit No.	Description

(e)(2)	Joinder to the Transaction Agreement, dated as of February 25, 2025, made and entered into by GT Holding 1 GmbH (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Shift4 Payments, Inc. and GT Holding 1 GmbH with the SEC on March 21, 2025).

(e)(3)	Annual Report on Form 20-F for the year ended March 31, 2024 (incorporated by reference to the Annual Report on Form 20-F for fiscal year ended March 31, 2024 filed by Global with the SEC on June 5, 2024).

(e)(4)*	Transaction Bonus Agreement, executed on February 16, 2025, by and among Global Blue Holding LP, SL Globetrotter, L.P. and Jacques Stern.

(e)(5)*	Transaction Bonus Agreement, executed on February 16, 2025, by and among Global Blue Holding LP, SL Globetrotter, L.P. and Roxane Dufour.

(e)(6)*	Transaction Bonus Agreement, executed on February 16, 2025, by and among Global Blue Holding LP, SL Globetrotter, L.P. and Jeremy Henderson-Ross.

(e)(7)*	Transaction Bonus Agreement, executed on February 16, 2025, by and among Global Blue Holding LP, SL Globetrotter, L.P. and Fabio Ferreira.

(e)(8)*	Transaction Bonus Agreement, dated as of February 16, 2025, by and among Global Blue Holding LP, SL Globetrotter, L.P. and Virginie Alem.

(e)(9)*	Transaction Bonus Agreement, dated as of February 16, 2025, by and among Global Blue Holding LP, SL Globetrotter, L.P. and Damian Cecchi.

(e)(10)*	Transaction Bonus Agreement, dated as of February 16, 2025, by and among Global Blue Holding LP, SL Globetrotter, L.P. and Laurent Delmas.

(e)(11)*	Transaction Bonus Agreement, executed on February 16, 2025, by and among Global Blue Holding LP, SL Globetrotter, L.P. and Pier Francesco Nervini.

(e)(12)*	Transaction Bonus Agreement, dated as of February 16, 2025, by and among Global Blue Holding LP, SL Globetrotter, L.P. and Tomas Mostany.

(e)(13)*	Transaction Bonus Agreement, executed on February 16, 2025, by and among Global Blue Holding LP, SL Globetrotter, L.P. and Jeremy Taylor.

(e)(14)*	Transaction Bonus Agreement, dated as of February 16, 2025, by and among Global Blue Holding LP, SL Globetrotter, L.P. and Jorge Casal.

(e)(15)*	Transaction Bonus Agreement, executed on February 16, 2025, by and among Global Blue Holding LP, SL Globetrotter, L.P. and Anamaria Tudor.

(e)(16)*	Retention Bonus Agreement, dated as of February 16, 2025, by and between Shift4 Payments, Inc. and Jacques Stern.

(e)(17)*	Retention Bonus Agreement, dated as of February 16, 2025, by and between Shift4 Payments, Inc. and Roxane Dufour.

(e)(18)*	Retention Bonus Agreement, dated as of February 16, 2025, by and between Shift4 Payments, Inc. and Jeremy Henderson-Ross.

(e)(19)*	Retention Bonus Agreement, dated as of February 16, 2025, by and between Shift4 Payments, Inc. and Fabio Ferreira.

(e)(20)*	Retention Bonus Agreement, dated as of February 16, 2025, by and between Shift4 Payments, Inc. and Virginie Alem.

(e)(21)*	Retention Bonus Agreement, dated as of February 16, 2025, by and between Shift4 Payments, Inc. and Damian Cecchi.

Exhibit No.	Description

(e)(22)*	Retention Bonus Agreement, dated as of February 16, 2025, by and between Shift4 Payments, Inc. and Laurent Delmas.

(e)(23)*	Retention Bonus Agreement, dated as of February 16, 2025, by and between Shift4 Payments, Inc. and Pier Francesco Nervini.

(e)(24)*	Retention Bonus Agreement, dated as of February 16, 2025, by and between Shift4 Payments, Inc. and Tomas Mostany.

(e)(25)*	Retention Bonus Agreement, dated as of February 16, 2025, by and between Shift4 Payments, Inc. and Jeremy Taylor.

(e)(26)*	Retention Bonus Agreement, dated as of February 16, 2025, by and between Shift4 Payments, Inc. and Jorge Casal.

(e)(27)*	Retention Bonus Agreement, dated as of February 16, 2025, by and between Shift4 Payments, Inc. and Anamaria Tudor.

(e)(28)	Global Blue Group Holding AG Amended and Restated Management Incentive Plan: Option, adopted as of February 2025.

(e)(29)	Global Blue Group Holding AG Amended and Restated Management Incentive Plan: RSAs, adopted as of February 2025.

(e)(30)*	RSA Letter Agreement, dated as of February 16, 2025, by and between Global Blue Group Holding AG and Jacques Stern.

(e)(31)*	RSA Letter Agreement, dated as of February 16, 2025, by and between Global Blue Group Holding AG and Roxane Dufour.

(e)(32)*	RSA Letter Agreement, dated as of February 16, 2025, by and between Global Blue Group Holding AG and Jeremy Henderson-Ross.

(e)(33)*	RSA Letter Agreement, dated as of February 16, 2025, by and between Global Blue Group Holding AG and Fabio Ferreria.

(e)(34)*	RSA Letter Agreement, dated as of February 16, 2025, by and between Global Blue Group Holding AG and Virginie Alem.

(e)(35)*	RSA Letter Agreement, dated as of February 16, 2025, by and between Global Blue Group Holding AG and Damian Cecchi.

(e)(36)*	RSA Letter Agreement, dated as of February 16, 2025, by and between Global Blue Group Holding AG and Laurent Delmas.

(e)(37)*	RSA Letter Agreement, dated as of February 16, 2025, by and between Global Blue Group Holding AG and Pier Francesco Nervini.

(e)(38)*	RSA Letter Agreement, dated as of February 16, 2025, by and between Global Blue Group Holding AG and Tomas Mostany.

(e)(39)*	RSA Letter Agreement, dated as of February 16, 2025, by and between Global Blue Group Holding AG and Jeremy Taylor.

(e)(40)*	RSA Letter Agreement, dated as of February 16, 2025, by and between Global Blue Group Holding AG and Jorge Casal.

(e)(41)*	RSA Letter Agreement, dated as of February 16, 2025, by and between Global Blue Group Holding AG and Anamaria Tudor.

(e)(42)	Tender and Support Agreement by and among Shift4 Payments, Inc., SL Globetrotter, L.P., and Global Blue Holding LP, dated as of February 16, 2025 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Shift4 Payments, Inc. with the SEC on February 18, 2025).

Exhibit No.	Description

(e)(43)	Tender and Support Agreement by and between Shift4 Payments, Inc. and Ant International Technologies (Hong Kong) Holding Limited, dated as of February 16, 2025 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Shift4 Payments, Inc. with the SEC on February 18, 2025).

(e)(44)	Tender and Support Agreement by and between Shift4 Payments, Inc. and CK Opportunities Wolverine S.À.R.L, dated as of February 16, 2025 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Shift4 Payments, Inc. with the SEC on February 18, 2025).

(e)(45)	Tender and Support Agreement by and among Shift4 Payments, Inc., Partners Group Private Equity (Master Fund), LLC, Partner Group Barrier Reef, L.P. and Partners Group Client Access 5, L.P. Inc., dated as of February 16, 2025 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Shift4 Payments, Inc. with the SEC on February 18, 2025).

(e)(46)	Tender and Support Agreement by and between Shift4 Payments, Inc. and Tencent Mobility Limited, dated as of February 16, 2025 (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Shift4 Payments, Inc. with the SEC on February 18, 2025).

(e)(47)	Tender and Support Agreement by and among Shift4 Payments, Inc. and certain other investors of Global Blue management, dated as of February 16, 2025 (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Shift4 Payments, Inc. with the SEC on February 18, 2025).

(e)(48)	Letter Agreement, dated February 16, 2025, by and between Global Blue Group Holding AG and Rook Holdings, Inc. (incorporated by reference to Exhibit (d)(10) to the Schedule TO filed by Shift4 Payments, Inc. and GT Holding 1 GmbH with the SEC on March 21, 2025)

(e)(49)	Mutual Non-Disclosure Agreement, dated as of November 1, 2024, by and between Global Blue Group Holding AG and Shift4Payments, Inc. (incorporated by reference to Exhibit (d)(9) to the Schedule TO filed by Shift4 Payments, Inc. and GT Holding 1 GmbH with the SEC on March 21, 2025)

(e)(50)	Cost Reimbursement Agreement, dated as of February 16, 2025, by and among Shift4 Payments, Inc., Global Blue Holding LP, SL Globetrotter LP, and Global Blue Group Holding AG (incorporated by reference to Exhibit (d)(11) to the Schedule TO filed by Shift4 Payments, Inc. and GT Holding 1 GmbH with the SEC on March 21, 2025)

*	Certain portions of this exhibit (indicated by asterisks) have been redacted in accordance with Regulation M-A, Item 1016, Instruction 2.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

GLOBAL BLUE GROUP HOLDING AG

Date: March 21, 2025	By:	/s/ Jacques Stern
	Name:	Jacques Stern
	Title:	Chief Executive Officer

Annex I

Opinion of J.P. Morgan Securities LLC

February 16, 2025

The Board of Directors

Global Blue Group Holding AG

Zürichstrasse 38, 8306 Brüttisellen

Wangen-Brüttisellen, Switzerland

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of (i) Registered Ordinary Shares, nominal value CHF 0.01 per share (the “Company Common Shares”), (ii) Registered Series A Convertible Preferred Shares, nominal value CHF 0.01 per share (the “Company Series A Preferred Shares”), (iii) Registered Series B Convertible Preferred Shares, nominal value CHF 0.01 per share (the “Company Series B Preferred Shares” and, together with the Company Common Shares and the Company Series A Preferred Shares, the “Company Shares”), (iv) options to purchase Company Common Shares granted by the Company (as defined below) under the Company’s Management Incentive Plan (Options) or the Company’s Management Incentive Plan (RSAs), in each case, as amended and/or restated from time to time (each such plan, a “Company Share Plan” and such options, the “Company Share Options”), (v) awards of restricted Company Common Shares granted by the Company under a Company Share Plan that are subject to vesting, forfeiture or repurchase by the Company (the “Company RSAs”) and (vi) warrants governed by the terms and conditions of that certain Warrant Agreement between Far Point Acquisition Corporation and Continental Stock Transfer & Trust Company, dated as of June 11, 2018, as amended by the Warrant Assumption Agreement among Far Point Acquisition Corporation, Continental Stock Transfer & Trust Company and the Company, dated as of August 28, 2020 (the “Company Warrants” and, such holders of clauses (i) through (vi), taken as a whole, the “Company Equityholders”) of Global Blue Group Holdings AG (the “Company”) of the Aggregate Consideration (as defined below) to be paid to the Company Equityholders, taken as a whole, in the proposed Tender Offer and Merger (each as defined below) pursuant to the Transaction Agreement, dated as of February 16, 2025 (the “Agreement”), between the Company and Shift4 Payments Inc. (the “Acquiror”). Pursuant to the Agreement, the Acquiror will form a new wholly-owned subsidiary (“Acquisition Sub”) and cause Acquisition Sub to commence a tender offer for all the shares of the Company Shares (the “Tender Offer”). The Agreement further provides that, following completion of the Tender Offer, the Company will be merged with and into Acquisition Sub (the “Merger”) and the outstanding Company Shares, other than the Company Shares held in treasury or owned by the Acquiror and its or the Company’s subsidiaries, will be converted into the right to receive, together with the consideration to be paid in the Tender Offer and the cash payments to be made in connection with the Company Share Options, Company RSAs and Company Warrants, as set forth in the Agreement, aggregate consideration in the amount of $1,969 million in cash (such aggregate consideration, the “Aggregate Consideration”).

In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Shares and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Aggregate Consideration to be paid to the Company Equityholders, taken as a whole, in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. We also express no opinion with respect to the per share consideration to be received by any holder with respect to any Company Share or with respect to the cash payments to be received by any holder with respect to any Company Share Option, Company RSA or Company Warrant. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Aggregate Consideration to be paid to the Company Equityholders, taken as a whole, in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Acquiror or CK Opportunities Fund, the Company’s 13% shareholder. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company, for which we and such affiliates have received customary compensation. Such services during such period have included acting as bookrunner on a credit facility in January 2024 and as bookrunner on a credit facility in July 2024. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with Silver Lake Management Co. LLC (“Silver Lake”), the Company’s controlling shareholder, for which we and such affiliates have received customary compensation. Such services during such period have included providing debt syndication, debt underwriting and financial advisory services to Silver Lake portfolio companies. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Silver Lake and Silver Lake portfolio companies, for which it receives customary compensation or other financial benefits. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Acquiror. In the ordinary course of our businesses, we and our affiliates actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we likely hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Aggregate Consideration to be paid to the Company Equityholders in the proposed Transaction is fair, from a financial point of view, to such holders, taken as a whole.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy, information or solicitation/recommendation statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

/s/ J.P. Morgan Securities LLC

Annex II

Opinion of IFBC AG

2/16/2025

Global Blue Group Holding AG

Zürichstrasse 38

8306 Brüttisellen

Switzerland

Zurich, February 16, 2025

Dear Members of the Board,

We understand that Global Blue Group Holding AG (the “Company”) proposes to enter into a Transaction Agreement (the “Agreement”), by and between Shift4 Payments, Inc. (“Parent”) and the Company, pursuant to which, among other things, Parent will form a new wholly-owned Swiss limited liability company (“Merger Sub”) and cause Merger Sub to execute a joinder to the Agreement and take all actions required of Merger Sub under the Agreement, including causing Merger Sub to commence a tender offer (the “Offer”) to purchase (i) all of the issued and outstanding Registered Ordinary Shares, nominal value CHF 0.01 per share (the each, a “Company Common Shares”), of the Company in exchange for USD 7.50 in cash per Company Common Share (the “Common Share Offer Consideration”), (ii) all of the issued and outstanding Registered Series A Convertible Preferred Shares, nominal value CHF 0.01 per share (each, a “Company Series A Share”), of the Company in exchange for USD 10.00 in cash per Company Series A Share (the “Series A Offer Consideration”), and (iii) all of the issued and outstanding Registered Series B Convertible Preferred Shares, nominal value CHF 0.01 per share (each, a “Company Series B Share”), of the Company in exchange for USD 11.81 in cash per Company Series B Share (the “Series B Offer Consideration”), in each case, without interest thereon and subject to any withholding taxes required by applicable law. The terms and conditions of the Offer are more fully set forth in the Agreement.

You have asked for our opinion as to the fairness, from a financial point of view, to the holders of Company Common Shares (other than Parent, Merger Sub and their Affiliates) of the Common Share Offer Consideration to be received by such holders in the Offer. We have prepared this Fairness Opinion according to the standards typically applied to Fairness Opinions in tender offers governed by Swiss takeover law.

In establishing the Fairness Opinion, we have, among other things:

i.	Reviewed the financial terms and conditions of a draft of the Agreement dated February 15, 2025;

ii.	Reviewed certain publicly available historical business and financial information relating to the Company’s performance;

iii.	Reviewed certain historical business and financial information made available by the management of the Company;

iv.	Reviewed various financial forecasts and other data provided to IFBC or approved for IFBC’s use by the Company’s management relating to the Company’s business;

v.	Reviewed publicly available financial estimates relating to the Company’s business;

vi.	Held discussions with representatives of the Company with respect to the businesses and prospects of the Company;

vii.	Reviewed public information of companies conducting similar business as the Company;

viii.	Compared the financial performance of the Company and its stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

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ix.	Reviewed the financial terms and conditions of similar transactions which we believe to be generally relevant for assessing the transaction;

x.	Reviewed historical stock prices and trading volumes of the Company Common Shares; and

xi.	Conducted other financial studies, analyses and investigations as deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefore. With respect to the projected financial data relating to the Company referred to above, we have assumed that such data has been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company. We express no view as to any projected financial data relating to the Company or the assumptions on which such data is based.

For purposes of rendering our opinion, we have assumed, with your consent, that (i) the final executed form of the Agreement will not differ from the draft reviewed by us in any respect material to our analysis or this opinion, (ii) that the consummation of the Offer will be effected in accordance with the terms and conditions of the Agreement, without waiver, modification or amendment of any term, condition or agreement that would be material to our analysis or this opinion, and (iii) that, in the course of obtaining the necessary regulatory or third party consents and approvals (contractual or otherwise) for the Offer, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or Merger Sub, or the contemplated benefits of the Offer. We have also assumed that the representations and warranties of each party contained in the Agreement are true and correct, that the Parties will perform all of the covenants and agreements required to be performed by them under the Agreement and that all conditions to the consummation of the Offer will be satisfied without waiver or modification thereof that would be material to our analysis or this opinion. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Offer will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the consummation of the Offer or materially reduce the benefits to the holders of Company Common Shares.

We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Company or any other party, nor have we been furnished with any such appraisals. Nor have we evaluated the solvency or fair value of the Company, Parent or Merger Sub, or the impact of the Offer or the other transactions contemplated by the Agreement thereon, under any laws or regulation relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter relating to the transactions contemplated by the Agreement other than the fairness of the Common Share Offer Consideration to be received by the holders of the Company Common Shares, from a financial point of view. We do not express any view on, and our opinion does not address, the fairness of the Offer or any other transactions contemplated by the Agreement to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Common Share Offer Consideration or otherwise. Nor does this Fairness Opinion address the relative fairness of the Common Share Offer Consideration as compared with the Series A

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Offer Consideration or the Series B Offer Consideration. Our opinion does not address the relative merits of the Offer or the other transactions contemplated by the Agreement as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Offer or the other transactions contemplated by the Agreement. This letter, and our opinion, does not constitute a recommendation to the Board or to any other persons in respect of the Offer or the other transactions contemplated by the Agreement, including as to whether any holder of Company Common Shares (or Company Series A Shares or Company Series B Shares) should tender shares in the Offer or as to how any shareholder of the Company should vote or otherwise act in respect of the Offer or any other transaction contemplated by the Agreement. We express no opinion herein as to the price at which Company Common Shares, Company Series A Shares or Company Series B Shares will trade at any time. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its other advisors with respect to legal, regulatory, accounting and tax matters.

IFBC is acting as an independent fairness opinion provider to the Board of the Company in connection with the Offer and will receive usual market fees for its services, payable on the completion of our fairness opinion analysis. IFBC will not receive any compensation that depends on the statements in this fairness opinion or in relation to the successful completion of the transaction.

This letter, and the opinion expressed herein is addressed to, and for the information and benefit of, the Board of the Company (in its capacity as such) in connection with their evaluation of the Offer and the other transactions contemplated by the Agreement. This opinion may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make in connection with the Offer if such inclusion is required by applicable law or regulation. The issuance of this opinion has been approved by an Opinion Committee of IFBC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Common Share Offer Consideration to be received by the holders of Company Common Shares (other than Parent, Merger Sub and their Affiliates) in the Offer is fair to such holders, from a financial point of view.

Very truly yours,

IFBC AG

/s/ Dr. Thomas Vettiger
Dr. Thomas Vettiger
Managing Partner

II-4

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